CUSIP No. 813764305


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Security Associates International, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    813764305
                                 (CUSIP Number)


                                 Mr. Moshe Cohen
                        SecurityVillage Technologies Ltd.
                            85 Medinat Ha'yehudim St.
                         Herzelia Pituach 46140, Israel
                                 +972-9-9557558
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 6, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |__|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 813764305
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SecurityVillage Technologies Ltd.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)|__| (b)|__|

-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Israel
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF
                           850,000
       SHARES          --------------------------------------------------------
                       8   SHARED VOTING POWER
      BENEFICIALLY
                           0
       OWNED BY
                       --------------------------------------------------------
         EACH          9   SOLE DISPOSITIVE POWER

       REPORTING           850,000
                       -------------------------------------------------------
        PERSON         10  SHARED DISPOSITIVE POWER

        WITH               0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        850,000
-------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.1%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        CO, OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 813764305

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SV. Inc. (Former SecurityVillage.com, Inc.)
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                          (a) |__| (b) |__|

-------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF
                           500,000
       SHARES          ---------------------------------------------------------
                       8   SHARED VOTING POWER
      BENEFICIALLY
                           850,000
       OWNED BY
                       ---------------------------------------------------------
         EACH          9   SOLE DISPOSITIVE POWER

       REPORTING           500,000
                       ---------------------------------------------------------
        PERSON         10  SHARED DISPOSITIVE POWER

        WITH               850,000
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,350,000
-------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.3%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        CO, OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------         -------------------------------------
CUSIP NO. 813764305                       PAGE 3 OF 15 PAGES
---------------------------------         -------------------------------------



ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $0.001 par value per share (the "SAI Common Stock"), of Securities Associates International, Inc. (the "Issuer"). The Issuer's principal executive office is located at 2101 South Arlington Heights Road, Suite 150, Arlington Heights, Illinois 60005-4142.

ITEM 2. IDENTITY AND BACKGROUND.

(One) This statement is being filed jointly on behalf of (i) SecurityVillage Technologies Ltd. ("SVT"), a limited company organized under the laws of the State of Israel and a majority owned subsidiary of SV. Inc. (former SecurityVillage.com, Inc. ("SVC") (SVC holds approximately 90% of the issued and outstanding share capital of SVT), and (ii) SVC, a Delaware Corporation. SVT and SVC are collectively referred to as the "Reporting Persons."

          SVT is the direct beneficial owner of 250,000 SAI Common Stock ("SVT Shares") and of warrants to purchase 600,000 shares of SAI Common Stock ("Warrants"). SVT Shares and Warrants are collectively referred to as "SVT Securities".

          SVC is the direct beneficial owner of 500,000 SAI Common Stock ("SVC Shares"), and the indirect beneficial owner of 250,000 SAI Common Stock and of 600,000 Warrants as a result of its ownership in SVT .

          The answers on items 7, 9, 11 and 13 on page 3 above and the response to Item 5 by SVC are based on the direct beneficial ownership of the SVC Shares by SVC, on the direct beneficial ownership of the SVT Securities by SVT and the relationship of SVC to SVT.

(Two) The business address of SVT and SVC is 85 Medinat Ha'yehudim St., Herzelia Pituach 46140, Israel.

(Three)   The business of each of SVT and SVC is that of a holding company.

(Four) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(Five) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Six) SVT is a limited company organized under the laws of the state of Israel and SVC is Delaware Corporation.

Schedule I attached hereto contains the name, citizenship, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the Reporting Persons. To the best knowledge of the Reporting Persons, during the last five years, (i) no person listed on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) no person listed on Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Foamart Limited ("Foamart") transferred to SVT the SVT Securities and assumed and discharged certain liabilities pursuant to the terms of a Transfer and Release Agreement (the "Transfer and Release Agreement"), and SVT transferred to Foamart 1,936 Ordinary Shares par value NIS 0.01 of Video Domain Technologies Ltd. (an Israeli Corporation) ("Video Domain"). The terms of such transaction are discussed in more detail in Item 6 and are incorporated in this Item 3 by reference as if fully set forth herein.

SAI issued to SVC 300,000 SAI Common Stock and in consideration, inter-alia, SVC transferred to SAI a US$1,500,000 promissory note dated as of May, 2000 made by Monitoring Acquisition Corporation in favor of SVC. The terms of such transaction are discussed in more detail in Item 6 and are incorporated in this
Item 3 by reference as if fully set forth herein.

SAI issued to SVC 200,000 SAI Common Stock and assumed and discharged obligations in the aggregate amount of approximately US$ 1,150,000 and in consideration, SVC transferred to SAI assets of SVC, including, inter-alia, intellectual property, goodwill, rights under contracts with third parties and other tangible and intangible rights. The terms of such transaction are discussed in more detail in Item 6 and are incorporated in this Item 3 by reference as if fully set forth herein.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer.

Depending upon their general economic and business conditions, the Reporting Persons may, from time to time, decrease their holdings in SAI subject to any applicable legal and contractual restrictions.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(One) According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as of May 11, 2001, the Issuer had issued and outstanding 7,767,115 shares of SAI Common Stock.

          Subsequent to May 11, 2001, to the best knowledge of the Reporting Persons, the Issuer issued additional: (i) 1,210,000 shares of SAI Common Stock (comprised of 500,000 shares of SAI Common Stock issued to SVC in connection with the transactions described in Item 6 and 710,000 shares of SAI Common Stock issued to Foamart, out of which Foamart transferred to SVT 250,000 shares of SAI Common Stock in connection with the transactions described in Item 6); (ii) 12,100 shares of Series A Convertible Preferred Stock, par value $10.00 per share, of the Issuer ("Series A Preferred Stock") (convertible into 1,210,000 shares of SAI Common Stock); and (iii) warrants to purchase 1,815,000 shares of SAI Common Stock out of which Foamart transferred to SVT warrants to purchase 600,000 shares of SAI Common Stock in connection with the transactions described in Item 6).

          As of the date hereof, (i) SVT beneficially owns 250,000 shares of SAI Common Stock and warrants to purchase 600,000 shares of SAI Common Stock, collectively representing 7.1% of the outstanding SAI Common Stock, and (ii) SVC beneficially owns 750,000 shares of SAI Common Stock and warrants to purchase 600,000 shares of SAI Common Stock, collectively representing 11.3% of the outstanding SAI Common Stock.

(Two) SVT has the sole power to vote, or to direct the vote of, 850,000 shares of SAI Common Stock (assuming exercise of the Warrants) and sole power to dispose of, or to direct the disposition of, 850,000 shares of SAI Common Stock (assuming exercise of the Warrants).

          SVC has the sole power to vote, or to direct the vote of, 500,000 shares of SAI Common Stock and sole power to dispose of, or to direct the disposition of, 500,000 shares of SAI Common Stock. Since SVC holds approximately 90% of the issued and outstanding share capital of SVT, it has along with the other stockholders of SVT, shared power to vote, or to direct the vote of, additional 850,000 shares of SAI Common Stock (assuming exercise of the Warrants) and shared power to dispose of, or to direct the disposition of, such additional 850,000 shares of SAI Common Stock (assuming exercise of the Warrants).

          Pursuant to a Call Option Agreement entered into by and between SVT, Foamart, SVC, Moshe Cohen, Audiogard, and others (the "Call Option Agreement"), Foamart granted SVT the right to purchase the following securities owned by it: (1) 460,000 shares of SAI Common Stock, (2) 12,100 shares of SAI Series A Preferred Stock, (3) a warrant to purchase 1,094,118 shares of SAI Common Stock, (4) 1,936 ordinary shares in Video Domain, (5) an option to purchase additional shares in Video Domain and (6) any further securities which are derived from the foregoing. The terms of such transaction are discussed in more detail in Item 6 and are incorporated in this Item 5 by reference as if fully set forth herein.

(Three) Except as set forth in this statement, during the last sixty days there have been no transactions in the SAI Common Stock effected by the Reporting Person, nor, to the best of their knowledge, any of their directors or executive officers.

(Four) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such SAI Common Stock.

(Five)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


The matters set forth in Item 3 are incorporated in this Item 6 by reference and as if fully set forth herein.

(One) Pursuant to an INVESTMENT AGREEMENT (the "Investment Agreement"), Foamart invested $4,000,000 in the Issuer in exchange for 710,000 shares of SAI Common Stock, 12,100 shares of SAI Series A Preferred Stock, and warrants to purchase 1,815,000 shares of SAI Common Stock ("Foamart Issuance"). In addition, SAI issued to SVC 300,000 SAI Common Stock and in consideration, SVC transferred to SAI a US$1,500,000 promissory note dated as of May, 2000 made by Monitoring Acquisition Corporation in favor of SVC, together with an assignment instrument thereto and Affidavits of Lost Note and Indemnity Agreement executed by each of Moshe Cohen and Peter Fidelman, each in form attached to the Investment Agreement.

(Two) Pursuant to the TRANSFER AND RELEASE AGREEMENT and simultaneously with the Foamart Issuance: (i) Foamart assumed and discharged certain liabilities (set forth in schedule 1 of such agreement); (ii) Foamart transferred 250,000 shares of SAI Common Stock and warrants to purchase 600,000 shares of SAI Common Stock to SVT; and (iii) SVT transferred 1,936 Ordinary Shares par value NIS 0.01 of Video Domain to Foamart.

(Three) The warrants mentioned in sections (a) and (b) to this Item 6 are exercisable immediately at $3.50 per share of SAI Common Stock (as adjusted for stock splits, recapitalizations and the like) and expire on July 26, 2011. If the publicly-traded market price of the SAI Common Stock exceeds $3.50 (as adjusted) for any period of 90 consecutive calendar days, the Issuer has the right, after giving advance written notice, to repurchase the warrants at a price of $0.01 per share of SAI Common Stock.

(Four) Pursuant to an ASSET PURCHASE AGREEMENT (the "Asset Purchase Agreement"), SAI issued to SVC 200,000 SAI Common Stock and assumed and discharged certain obligations set forth in schedule 3.2(a) to the Asset Purchase Agreement, and in consideration, SVC transferred to S Village Acquisition Corp. (a wholly-owned Delaware subsidiary of SAI) assets of SVC, including, inter-alia, intellectual property, goodwill, rights under contracts with third parties and other tangible and intangible rights.

(Five) Under the INVESTMENT AGREEMENT, Foamart agreed to certain lock-up restrictions on its ability to transfer the shares of SAI Common Stock acquired thereunder. Subject to certain exceptions, Foamart agreed that it would not be entitled to sell any of the shares of SAI Common Stock prior to August 6, 2002, that it would be entitled to sell only 33% of the shares of SAI Common Stock prior to February 6, 2003 and that it would be entitled to sell only 67% of the SAI Common Stock prior to August 6, 2003. Notwithstanding the foregoing, each of the Issuer and TJS Partners, L.P., a New York limited partnership which is a significant shareholder in the Issuer ("TJS Partners"), agreed to cooperate with and use commercially reasonable efforts to assist Foamart, SVC and its designees with the sale or other disposition of
          (1) up to 250,000 shares of SAI Common Stock by February 6, 2002 and
          (2) up to an additional 250,000 shares of SAI Common Stock by August 6, 2002, including, without limitation, agreeing to register such securities to the extent the Issuer reasonably believes the registration and sale of the shares would not materially adversely affect the trading price of the SAI Common Stock and assisting in finding purchasers for such securities in a private placement thereof.

(Six) SVC, SVT, Foamart, TJS Partners, St. Martin's Holdings II Limited ("Holding II), and 3K Digital Limited entered into a REGISTRATION RIGHTS AGREEMENT with the Issuer (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted them certain demand and piggyback registration rights. The demand rights are not exercisable prior to August 6, 2003. The Issuer also agreed with SVT to file a shelf registration statement covering 250,000 shares of SAI Common Stock by September 6, 2001. SVT has agreed that, notwithstanding the registration of its shares of SAI Common Stock, it will not sell any of such shares under the registration statement except to the extent that a separate lock-up period expires with respect to those shares, i.e., SVT may transfer up to 15,000 of such shares in the aggregate in any month, all as provided in the Registration Rights Agreement.

(Seven) SVT, SVC, Foamart, TJS Partners and others also entered into a STOCKHOLDERS AGREEMENT with the Issuer in connection with the Investment Agreement (the "Stockholders Agreement").

          Pursuant to the Stockholders Agreement, the parties agreed to vote their shares of voting stock of the Issuer in favor of the election to the board of directors of the Issuer of one representative designated from time to time by the persons holding at least a majority of the SAI Series A Preferred Stock issued by SAI to Foamart pursuant to the Investment Agreement or the SAI Common Stock issuable upon the conversion of such Series A Preferred Stock. The parties also agreed that upon the exercise of at least 75% or more of the warrant issued to Foamart according to the Investment Agreement ("Foamart Warrant"), they shall vote their shares of voting stock of the Issuer in favor of the election to the board of directors of the Issuer of one representative designated from time to time by the holders of a majority of the SAI Common Stock issued upon the exercise of the Foamart Warrant.

          SAI agreed that, until the earlier of the exercise of at least 75% or more of the SecurityVillage Warrant or the cancellation of 25% or more of the SecurityVillage Warrant, the persons holding at least a majority of the SecurityVillage Warrant would be entitled to appoint an observer to the board of directors of SAI.

(Eight) Pursuant to the STOCKHOLDERS AGREEMENT, TJS Partners agreed that, if the Issuer is required to obtain stockholder approval for a change in control transaction in which the holders of SAI Common Stock would not receive consideration of at least $3.50 per share, then it would not participate or vote or consent in favor of any change in control transaction without the prior consent of the Foamart Designees (as defined in the Stockholders Agreement) or the holders of at least 50% of the SAI Common Stock held by Foamart, Moshe Cohen, Audiogard International Limited ("Audiogard"), 3K Digital Limited and the Foamart Underlying Common (as each such term is defined in the Stockholders Agreement), voting as a single class. TJS Partners further agreed that, if it determined to sell at least 50% of its shares of SAI Series A Preferred Stock or shares of SAI Common Stock issued or issuable upon the conversion of such SAI Series A Preferred Stock (excluding shares which were registered on August 6, 2001) in a single transaction or a series of related transactions within a three month period, then TJS Partners will not consummate such sale unless Foamart, SVC, and certain other parties are entitled to sell their pro rata portion of the shares to be sold on terms and conditions at least as favorable as the terms offered to TJS Partners.

(Nine) Pursuant to the CALL OPTION AGREEMENT, Foamart granted SVT the right to purchase the following securities owned by it: (1) 460,000 shares of SAI Common Stock, (2) 12,100 shares of SAI Series A Preferred Stock, (3) a warrant to purchase 1,094,118 shares of SAI Common Stock,
          (4) 1,936 ordinary shares in Video Domain, (5) an option to purchase additional shares in Video Domain and (6) any further securities which are derived from the foregoing (collectively, the "Option Shares").

          The purchase price payable in connection with the exercise of the option is an amount necessary to satisfy the following liabilities:
          (1) reimbursement of "Nomura" for any unreimbursed costs and expenses (including attorneys fees and expenses) in connection with the preparation, negotiation and performance of the Call Option Agreement, the Investment Agreement and certain related agreements, (2) payment of all liabilities of SVC and SVT, including all liabilities and accounts payable to trade and other creditors, whether or not such liabilities are then due and payable, (3) repayment of certain amounts set forth in an Investment and Intercreditor Agreement among Foamart and its noteholders (the "Intercreditor Agreement") and (4) repayment of the principal and interest on certain notes issued by Foamart in connection with the transaction.

          Pursuant to the Call Option Agreement, SVT agreed that except as otherwise provided in the Call Option Agreement, any of its cash or other assets, including proceeds from the sale by SVT of any of its assets or equity (including, without limitation, the sale of SAI Common Stock), will be used to satisfy Permitted Liabilities of SVT and the creditors of SVT as set forth on Schedule 1 and Schedule 2 to the Call Option Agreement.

(Ten) The foregoing descriptions of the Investment Agreement, the Asset Purchase Agreement, the Transfer and Release Agreement, the Registration Rights Agreement, the Stockholders Agreement, and the Call Option Agreement, are not, and do not purport to be, complete and are qualified in their entirey by reference to the copies of such documents filed as exhibits hereto, which exhibits are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A      Joint Filing Agreement, dated as of August 23, 2001, by and among the Reporting Persons.

Exhibit B      SAI/Foamart Investment Agreement, dated as of August 6, 2001 among SecurityVillage.com Inc., SecurityVillage Technologies,
               Ltd., Security Associates International, Inc., TJS Partners,
               L.P., St. Martin's Holdings II, Limited, Audioguard International
               Limited, 3K Capital (GP) Limited, Foamart Limited, James S.
               Brannen, Ron Davis and Moshe Cohen.

Exhibit C      Stockholders Agreement, dated as of August 6, 2001, among
               Security Associates International, Inc., SecurityVillage
               Technologies, Ltd., St. Martin's Holdings II Limited, Moshe
               Cohen, Audiogard International and 3K Capital (GP) Limited,
               SecurityVillage.com, Inc., Foamart Limited and TJS Partners, L.P.

Exhibit D      Registration Rights Agreement, dated as of August 6, 2001, among
               Security Associates International, Inc., SecurityVillage.com,
               Inc., SecurityVillage Technologies Ltd., Foamart Limited, St.
               Martin's Holdings II Limited., 3K Capital (GP) Limited and TJS
               Partners, LP.

Exhibit E      Transfer and Release Agreement, dated as of August 6, 2001 between SecurityVillage Technologies Ltd. and Foamart Limited.

Exhibit F      Call Option Agreement, dated as of August 6, 2001 among Foamart
               Limited, St. Martin's Holdings II Limited, SecurityVillage.com,
               Inc., SecurityVillage Technologies Ltd., Moshe Cohen, Audioguard
               International Limited and J. Stimler Ltd.

Exhibit G      Asset Purchase Agreement, dated as of August 6, 2001 among
               SecurityVillage.com, Inc., Security Associates International,
               Inc., and S Village Acquisition Corp.

SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       August 20, 2001.



SecurityVillage Technologies Ltd.

By: /s/ Moshe Cohen
    ----------------------------------
     Name: Moshe Cohen
     Title: Director



SV. Inc.

By:  /s/ Moshe Cohen
    --------------------------------
     Name: Moshe Cohen
     Title: Director

                                  SCHEDULE 13D

----------------------------------              -------------------------------
CUSIP NO. 813764305                                PAGE 13 OF 16 PAGES
----------------------------------              -------------------------------


                                   SCHEDULE I

                                 TO SCHEDULE 13D

                           Information with Respect to
            Executive Officers and Directors of the Reporting Persons

          The following sets forth as to each of the executive officers and directors of the Reporting Persons: his or her name and citizenship; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                        SecurityVillage Technologies Ltd.


Name/Citizenship           Present Business Address     Present Principal Occupation/Employment
Directors:
     Moshe Cohen           85 Medinat Ha'yehudim St.     SecurityVillage Technologies Ltd.
     Israeli               Herzelia Pituach 46140,
                           Israel

     Bernard Garbacz       2 Beatrice Court,
     United Kingdom        15 Queen's Road,
                           Hendon, NW4 2TL
                           England


     Christopher Drayfus   The Tythe Barn
     United Kingdom        Hampnett
                           Northleach
                           Goucestershire GL54 3NW
                           England


Officers: this entity acts solely as a holding company and as such it is not under the operation of executive officers.



                                    SV. Inc.

 Name/Citizenship          Present Business Address      Present Principal Occupation/Employment
Directors:
     Moshe Cohen           85 Medinat Ha'yehudim St.      SecurityVillage Technologies Ltd.
     Israeli               Herzelia Pituach 46140,
                           Israel

     Bernard Garbacz       2 Beatrice Court,
     United Kingdom        15 Queen's Road,
                           Hendon, NW4 2TL
                           England

     Christopher Drayfus   The Tythe Barn
     United Kingdom        Hampnett
                           Northleach
                           Gloucestershire GL54 3NW
                           England

Officers: this entity acts solely as a holding company and as such it is not under the operation of executive officers.

                                                                 Exhibit A


                             JOINT FILING AGREEMENT

This Joint Filing Agreement (this "Agreement") dated as of August 23, 2001, is entered into by and among SecurityVillage Technologies Ltd., an Israeli Company ("SVT") and SV. Inc., a Delaware corporation ("SV") (SVT and SV shall each be referred to as a "Party" and collectively, the "Parties").

          WHEREAS, the Parties have both become stockholders of securities in Security Associates International, Inc., a Delaware Corporation; and

          WHEREAS, the Parties are required to file statement schedule 13D with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Act") ("Schedule 13D"); and

          WHEREAS, SVT and SV wish to file a single joint filing of Schedule 13D in accordance with Rule 13d-1 to the Act.

NOW, THEREFORE, the parties hereby agree as follows:




1. SVT and SV shall file one statement of Schedule 13D as a single joint filing to be signed by both, SVT and SV, all in accordance with Rule 13d-1 to the Act.

2. Schedule 13D shall identify SVT and SV as the parties making the filing, contain the required information with regard to each Party, and indicate that the filing is made on behalf of both Parties. This Agreement shall be attached as an exhibit to Schedule 13D.

3.   Each Party shall be individually eligible to use Schedule 13D.

4. Each Party shall be held responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein; for the avoidance of doubt it is clarified that each Party is not and shall not be responsible for the completeness or accuracy of the information concerning the other Party, unless such Party knows or has reason to believe that such information is inaccurate.


IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement on the date first above written.

    /s/ Moshe Cohen                                   /s/ Moshe Cohen
    ---------------------------------                ----------------------
    SecurityVillage Technologies Ltd.                 SV. Inc.

                                                                 Exhibit B


                        SAI/FOAMART INVESTMENT AGREEMENT


          THIS AGREEMENT dated as of August 6, 2001 (this "AGREEMENT") among SecurityVillage.com Inc., a Delaware corporation ("SECURITYVILLAGE"), SecurityVillage Technologies, Ltd. ("SVT"), Security Associates International, Inc., a Delaware corporation ("SAI"), TJS Partners, L.P., a New York limited partnership ("TJS"), St. Martins Holdings II, Limited ("ST. MARTINS"), Audioguard International Plc ("AUDIOGUARD"), 3K Capital (GP) Limited, a company organized and existing under the laws of Guernsey ("3K"), Foamart Limited, a company limited by shares organized under the laws of England and Wales ("FOAMART"), James S. Brannen, Ron Davis and Moshe Cohen.

          Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Section 1.1 hereof.

                                    AGREEMENT


          In consideration of the premises and of the mutual covenants, terms and conditions herein contained, the parties hereto agree as follows:


          ARTICLE 1   DEFINITIONS

SECTION 1.1 DEFINITIONS

          The following terms, as used herein, have the following meanings:

          "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For the purpose of this definition, the term "CONTROL" (including with correlative meanings, the terms "CONTROLLING", "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession of the power to direct or cause the direction of the management and policies of a Person.

          "AGREEMENT PARTY" means each party to this Agreement, including any Person who becomes a party to this Agreement after the date hereof.

          "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement , dated as of the date of the Investment Closing, between SAI and SecurityVillage, as the same may be amended from time to time.

          "BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in New York City or Chicago, Illinois are authorized by law to close.

          "CONTRACT" means any contract, commitment, agreement, arrangement, obligation, undertaking, instrument, permit, concession, franchise or license.

          "CORPORATE PARTIES" means each of SecurityVillage, Foamart, 3K and
SAI.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "GAAP" means United States generally accepted accounting principles, consistently applied.

          "GOVERNMENTAL OR REGULATORY AUTHORITY" means any exchange, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any political subdivision.

          "INVESTMENT CLOSING" has the meaning given to such term in Section
2.1.

          "INVESTOR LETTER" shall mean an investor letter in the form attached hereto, including representations and agreements substantially similar to
Section 4.6.

          "MONITORING SERVICES" means the provision of remote alarm monitoring services to Subscribers, and all related remote security services.

          "PERSON" means an individual or entity.

          "SAI" has the meaning set forth in the introductory paragraph to this Agreement.

          "SAI COMMON" means the common stock, par value $0.001 per share, of SAI.

          "SAI CONTROLLING STOCKHOLDERS" means TJS, James S. Brannen and Ron Davis.

          "SEC" means the Securities and Exchange Commission.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SECURITYVILLAGE" has the meaning set forth in the introductory paragraph to this Agreement.

          "SECURITYVILLAGE CONTROLLING STOCKHOLDERS" means each of St. Martins, Moshe Cohen, Audiogard, 3K and Foamart.

          "SECURITYVILLAGE DESIGNEES" shall mean those person or persons to be designated by Foamart to acquire the shares of Series A Preferred and/or Warrants and/or SAI Common issued hereunder, each of whom shall deliver an Investor Letter to SAI on or prior to the Investment Closing, which may include an escrow agent so long as each of the beneficiaries of the escrow arrangement have delivered an Investor Letter to SAI.

          "SECURITYVILLAGE TECHNOLOGIES" shall mean SecurityVillage Technologies, Ltd., an Israeli corporation.

          "SERIES A PREFERRED" means the Series A Convertible Preferred Stock, par value $10.00 per share, of SAI, of which there shall be up to 152,643 total authorized shares, each having a liquidation value of $350 per share and convertible into 100 shares of SAI Common, and otherwise having substantially the terms, preferences and provisions set forth in the Certificate of Designations therefore filed in the State of Delaware, as amended.

          "SUBSCRIBER" means an individual or entity who has contracted to obtain Monitoring Services.

          "SUBSIDIARY" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by any Person.

SECTION 1.2 INTERPRETATION, ETC.

Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; and (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

          ARTICLE 2    SECURITYVILLAGE INVESTMENT

SECTION 2.1 SECURITYVILLAGE INVESTMENT

          (a) On or prior to June __, 2001, (i) Foamart or the SecurityVillage Designees shall purchase and SAI shall issue to Foamart or the SecurityVillage Designees, for a total cash purchase price of U.S. $4,000,000: (A) 12,100 shares of Series A Preferred, (B) stock purchase warrants entitling the holder of such warrants to purchase 1,815,000 shares of SAI Common (the "WARRANTS") and (C) 710,000 shares of SAI Common, and (ii) SecurityVillage shall transfer to SAI a copy of the $1,500,000 promissory note dated May, 2000 made by Monitoring Acquisition Corporation in favor of SecurityVillage (the "KC NOTE"), together with an assignment instrument thereto and Affidavits of Lost Note and Indemnity Agreement executed by each of Moshe Cohen and Peter Fidelman, each in form attached hereto, and, in consideration therefore, SAI shall issue 300,000 shares of SAI Common to SecurityVillage. The Warrants will have an exercise price of U.S. $3.50 per share and otherwise have the terms and provisions set forth on
Exhibit 2.1 attached hereto.

          (b) Completion of the purchase and sale of the Series A Preferred, the Warrants and the SAI Common contemplated by Section 2.1(a) shall occur following the receipt by SAI of approval from the American Stock Exchange of the Additional Listing Application with respect to the shares issued in the transactions contemplated hereby ("LISTING APPROVAL") and simultaneously with the consummation of the Asset Purchase Agreement at a closing (the "FIRST INVESTMENT CLOSING") at the offices of Sachnoff & Weaver, Ltd., 30 South Wacker Drive, Suite 2900, Chicago, Illinois, 60606, or at such other place as may be mutually agreed by the parties. At the First Investment Closing, Foamart shall pay to SAI a total of U.S. $4,000,000 by wire transfer of immediately available funds, against delivery by SAI of the shares of Series A Preferred, SAI Common and Warrants contemplated by Section 2.1(a)(i) (the "FIRST CLOSING SECURITIES") to Foamart and/or the SecurityVillage Designees. The consummation of the issuance and sale of the First Closing Securities either directly or in escrow, as contemplated hereby, is referred to herein as the "MINIMUM INVESTMENT."

          (c) If Foamart has not completed the Minimum Investment for U.S. $4,000,000 on or prior to June __, 2001, then this Agreement shall be terminated and shall be of no further force and effect, other than Sections 2.1(a)(ii), 2.1(c) and 6.1, which shall remain in full force and effect and enforceable by the parties, and the note transfer and SAI Common issuance contemplated by
Section 2.1(a)(ii) shall occur immediately thereafter.

SECTION 2.2 STOCKHOLDERS AGREEMENT; BOARD REPRESENTATION

          In connection with the SV Investment, SecurityVillage, SAI and the holders of the currently outstanding Series A Preferred will enter into a Stockholders Agreement in the form attached hereto as Exhibit 2.2 (the "STOCKHOLDERS AGREEMENT").

Section 2.3 SECURITYVILLAGE TECHNOLOGIES WARRANTS. At the closing of the First Investment Closing, SecurityVillage Technologies shall issue to SAI a stock purchase warrant, entitling SAI to purchase fifteen percent (15%) of SecurityVillage Technologies on a fully diluted basis (subject to customary adjustments for stock splits and the like and subject to customary antidilution provisions) (the "SV WARRANTS"). The SV Warrants shall have a term of ten (10) years and shall have an exercise price reflecting a fully diluted enterprise value equal to the lower of (i) the pre-money valuation at the time of SecurityVillage Technologies' initial public offering, or (ii) $50,000,000.

Section 2.4 LOCK-UP RESTRICTIONS.

          (a). Foamart hereby covenants and agrees that during each of the periods set forth below (each, a "LOCK-UP PERIOD" and collectively, the "LOCK-UP PERIODS"), neither Foamart nor any of the SecurityVillage Designees shall, directly or indirectly, sell, offer to sell, solicit an offer to sell, contract or grant any option or warrant to sell (including, without limitation, any short sale), register, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise transfer or dispose of the shares of SAI Common to be delivered pursuant to this Agreement, other than sales or distributions to the SecurityVillage Designees, Foamart's stockholders or other investors who agree to become bound by the provisions of this Section 2.4 and except that Foamart shall be free to sell up to 15,000 shares of SAI Common to a party approved by TJS (the "LOCK-UP RESTRICTION"). These Lock-Up Restrictions shall be in addition to any securities law restrictions in Section 4.5. The shares subject to the Lock-Up Restriction are referred to in this Agreement as the "LOCK-UP SHARES." The Lock-Up Restriction shall terminate on the dates set forth below:

          (i) with respect to that number of shares equal to thirty-three percent (33%) of the total number of Lock-Up Shares, on the first anniversary of the First Investment Closing;

          (ii) with respect to that number of shares equal to thirty-four percent (34%) of the total number of Lock-Up Shares, on the date which falls eighteen-months after the First Investment Closing; and

          (iii) with respect to that number of shares equal to thirty-three percent (33%) of the total number of Lock-Up Shares, on the second anniversary of the First Investment Closing.


          Notwithstanding the foregoing, SVT may transfer up to 15,000 Lock-Up Shares in the aggregate in any month in accordance with the terms of the Registration Rights Agreement.

          (b) SHAREHOLDER TRANSFERS. Notwithstanding the provisions of Section 2.4(a), Foamart or the SecurityVillage Designees may distribute Lock-Up Shares to their respective stockholders from time to time, and the SecurityVillage Designees may transfer Lock-Up Shares as necessary or desirable to satisfy its liabilities or in connection with the sale of Supply Dog, a subsidiary of SecurityVillage; provided that (i) in the case of any transferee other than a SecurityVillage Designee, all such transfers are made in strict compliance with the legal opinion and other requirements of Section 4.5 and each such transferee shall execute an investor letter, in the form attached hereto, setting forth certain investment representations, and (ii) before any transfer shall be effective, the transferee shall execute and deliver a joinder agreement in favor of SAI agreeing to be bound by the provisions of this Section 2.4 solely to the extent of the Lock-Up Shares so transferred to such Person. Any attempted transfer in violation of Section 2.4 shall be void, AB INITIO.

          (c) COOPERATION IN SALE. Each of SAI and TJS agrees to cooperate with and use commercially reasonable efforts to assist SecurityVillage, Foamart and the SecurityVillage Designees with the sale or other disposition of (i) up to 250,000 shares of SAI Common within six (6) months of the date hereof and (ii) up to an additional 250,000 shares of SAI Common within twelve (12) months of the date hereof, including, without limitation, agreeing to register such securities in such amounts with the SEC to the extent SAI reasonably believes the registration and sale of shares under such registration would not materially adversely affect the trading price of the SAI Common and assisting in finding purchasers of such securities in a private placement thereof.

Section 2.5    SAI PREFERRED STOCK; REGISTRATION RIGHTS.

          SAI, SecurityVillage and the holders of the approximately 100,000 shares of outstanding Series A Preferred whose underlying SAI Common is not already registered will enter into a Registration Rights Agreement in the form attached hereto as Exhibit 2.5 (the "REGISTRATION RIGHTS AGREEMENT").

          ARTICLE 3     ASSET PURCHASE WITH SECURITYVILLAGE

SECTION 3.1   ASSET PURCHASE

          At or promptly after the consummation of the SV Investment in accordance with Article 2, SAI and SecurityVillage shall enter into the Asset Purchase Agreement in the form attached hereto as Exhibit 3.1 (the "ASSET PURCHASE AGREEMENT").

SECTION 3.2   SECURITYVILLAGE DISTRIBUTION AGREEMENT

          Upon closing of the Asset Purchase Agreement, SAI shall enter into a letter agreement with SVT, in the form attached hereto as Exhibit 3.2.

          ARTICLE 4     REPRESENTATIONS AND WARRANTIES

          As a material inducement to the other Agreement Parties to enter into this Agreement, each Agreement Party, as to itself, represents and warrants to the others that:

SECTION 4.1   ORGANIZATION

          Each Corporate Party is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is authorized to do business in each jurisdiction where the character or location of its assets or properties owned, leased or operated by it or the nature of its activities makes such qualification necessary. TJS is a limited partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

SECTION 4.2   AUTHORIZATION OF TRANSACTIONS

          Each Agreement Party has all requisite power, authority and legal capacity to enter into this Agreement, subject to any stockholder approval that may be required by AMEX. The execution, delivery and performance of this Agreement by each of the Corporate Parties and the consummation of each of the transactions contemplated hereby have been duly and validly approved by its board of directors, and no other corporate proceedings on the part of any Corporate Party are necessary to authorize the execution, delivery and performance of this Agreement by Agreement Parties and the consummation by any of them of the transactions contemplated hereby and thereby, other than in the case of the Corporate Parties obtaining, where regulated, the approval of their respective stockholders. This Agreement has been duly and validly executed and delivered by each of the Agreement Parties and, subject (in the case of the Corporate Parties) to the obtaining, where required by applicable laws and regulations, of the approval of their respective stockholders, constitutes legal, valid and binding obligations of each of the Agreement Parties enforceable against each of the Agreement Parties in accordance with their terms.

SECTION 4.3   NON-CONTRAVENTION; APPROVALS AND CONSENTS

          (i) Except as set forth on each Agreement Party's Schedule 4.3(a), the execution and delivery of this Agreement does not, and the performance by each of them of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of its assets or properties or under any of the terms of (i) its certificate or articles of incorporation or bylaws (or other comparable charter documents), or (ii) subject to the obtaining of any necessary stockholders' approval and the taking of the actions described in paragraph (b) of this Section, (x) any laws or orders of any Governmental or Regulatory Authority, or (y) any contracts to which any of them or their assets are bound, excluding those which, in the aggregate, could not be reasonably expected to have a material adverse effect on any Agreement Party or on the ability of any Agreement Party to consummate the transactions contemplated by this Agreement.

          (ii) Except: (i) as set forth on each Agreement Party's Schedule 4.3(b), (ii) for filings to be made with the SEC, the declaration of the effectiveness of any such filings by the SEC and filings with, and stockholder approvals required by, various Governmental and Regulatory Authorities that are required in connection with the transactions contemplated by this Agreement, and
(iii) for the filing of a certificate of merger and other appropriate documents with the relevant authorities of the states in which a Corporate Party is incorporated or qualified to do business, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other third party is necessary for the execution and delivery of this Agreement and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, other than those which the failure to make or obtain, in the aggregate, could not be reasonably expected to have a material adverse effect on an Agreement Party or on the ability of it to consummate the transactions contemplated by this Agreement.

SECTION 4.4   LEGAL PROCEEDINGS

          There are no actions, suits, arbitrations or proceedings pending or, to the knowledge of any Agreement Party, threatened against, relating to or affecting, nor are there any Governmental or Regulatory Authority investigations or audits pending or to the knowledge of any Agreement Party threatened against, relating to or affecting, such Agreement Party or any of its assets which, in the aggregate, could be reasonably expected to have a material adverse effect on it or on its ability to consummate the transactions contemplated by this Agreement, and there are no facts or circumstances known to any Agreement Party that could be reasonably expected to give rise to any such action, suit, arbitration, proceeding, investigation or audit, and none of the Agreement Parties is subject to any order of any Governmental or Regulatory Authority which, in the aggregate, is having or could be reasonably expected to have a material adverse effect on such Agreement Party or on its ability to consummate the transactions contemplated by this Agreement.

SECTION 4.5   RESTRICTED SECURITIES

          (i) Foamart understands and agrees that: (i) the SAI Common, Series A Preferred and Warrants to be issued pursuant to this Agreement have not been, and as of the date hereof will not be, registered under the Securities Act or under any state securities laws; (ii) such securities are being offered and issued in reliance upon Federal and state exemptions for transactions not involving any public offering; (iii) a "stop transfer" order will be placed against the certificates representing such securities until the date that such securities are registered under the Securities Act or until SAI has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law; provided that Foamart may transfer such securities to any of the SecurityVillage Designees if either (A) such transfer meets all of the conditions under which a transfer is exempt from registration or qualification under applicable law set forth in an opinion that has been delivered to SAI prior to such transfer, or (B) Foamart complies with all requirements under Federal and local securities laws, including a prohibition on general solicitation, each transferee, as applicable, executes and delivers an Investor Letter to SAI in connection with such transfer and, if required by SAI's transfer agent, accompanied by a legal opinion that such transfer is exempt from registration; and (iv) the certificates representing the shares of securities issued hereby will bear the legend set forth below:


               The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT"), or any applicable state securities laws, in reliance on exemptions under the Act and applicable state securities laws. No transfer or sale of these shares or any interest therein may be made without such registration and qualification unless either (i) the issuer has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law or
               (ii) has otherwise satisfied the terms of the Investment Agreement (as defined below) regarding such transfer.

               The shares evidenced by this certificate were issued pursuant to an Investment Agreement, dated as of June __, 2001, among the issuer and the original holder of the such shares and certain other parties (the "INVESTMENT AGREEMENT"). A copy of the Investment Agreement is on file at the offices of the issuer. The Investment Agreement provides for, among other things, certain restrictions upon transfer of the shares evidenced by this certificate. By accepting such shares, the holder agrees to be bound by all such transfer restrictions in the Investment Agreement.

          (b) Foamart further represents that: (i) Foamart is acquiring the SAI Common, Series A Preferred and Warrants to be acquired by Foamart pursuant to this Agreement solely for Foamart's own account for investment purposes and not with a view to the distribution thereof within the meaning of the Securities Act; (ii) Foamart is a sophisticated investor with knowledge and experience in business and financial matters; (iii) Foamart has had access to all SAI SEC Reports (defined herein) filed by SAI during the current year and the year preceding the current year, and has had the opportunity to obtain additional information and ask questions and receive answers as desired in order to evaluate the merits and risks inherent in holding the SAI Common, the Series A Preferred and the Warrants to be acquired hereunder; (iv) Foamart has not been offered such securities by any form of general advertising or general solicitation; and (v) Foamart is able to bear the economic risk and lack of liquidity inherent in holding such securities.

SECTION 4.6   PRIVATE OFFERING

          SecurityVillage further represents that: (i) the SAI Securities are being acquired by SecurityVillage for its own account, for investment purposes, and not with a view to distribution thereof (except for those SAI Securities to be distributed or designated for issuance to SecurityVillage Designees), (ii) SecurityVillage is an "accredited investor" as defined in Rule 501 under the Securities Act and is a sophisticated investor with knowledge and experience in business and financial matters; (iii) SecurityVillage has had access to all SEC Reports filed by SAI during the current year and the year preceding the current year, and has had the opportunity to obtain additional information and ask questions and receive answers as desired in order to evaluate the merits and risks inherent in holding the SAI Securities; (iv) SecurityVillage has not been offered the SAI Securities by any form of general advertising or general solicitation; and (v) SecurityVillage is able to bear the economic risk and lack of liquidity inherent in holding the SAI Securities.

SECTION 4.7   CAPITALIZATION.

          SecurityVillage hereby represents and warrants to SAI that set forth on Schedule 4.7 is a list setting forth the authorized and issued capital stock, by class, and all rights to acquire capital stock or securities convertible into or exchangeable for capital stock, of each of SecurityVillage and SecurityVillage Technologies as of the date hereof and after giving effect to the transactions contemplated hereby, including the name of the record owner and beneficial owner if known. SAI hereby represents and warrants to SecurityVillage that set forth on Schedule 4.7(b) is a list setting forth the authorized and issued capital stock, by class, and all rights to acquire capital stock or securities convertible into or exchangeable for capital stock, of SAI as of the date hereof and after giving effect to the transactions contemplated hereby, including the name of the record owner and beneficial owner if known. The SecurityVillage Controlling Stockholders collectively own approximately 47% of the voting capital stock of SecurityVillage on a fully diluted basis, which is sufficient under SecurityVillage's certificate of incorporation, bylaws and all voting agreements to authorize the transactions contemplated hereby. Except for the SecurityVillage Controlling Stockholders, no other person owns, directly or indirectly, more than 5% of the voting capital stock of SecurityVillage on a fully diluted basis.

SECTION 4.8   DISCLOSURE

          The representations and warranties made by each Agreement Party herein, and all statements made in any exhibit, schedule or certificate furnished by any Agreement Party pursuant to this Agreement, do not contain, and at the time of the closing of the respective Transactions will not contain, any untrue statement of a material fact, or omit to state any material fact required to be stated herein, or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

SECTION 4.9   SAI SECURITIES.

          SAI has taken, or prior to the date hereof will take, all corporate actions necessary to authorize and approve the issuance of the SAI Common, the Series A Preferred and the Warrants to be issued in connection with this Agreement, and as of the date hereof such securities, as applicable, will, when issued in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable. Except as contemplated herein, there are no statutory or contractual shareholders' preemptive rights or rights of refusal upon consummation of this Agreement with respect to the issuance of the SAI Common, the Series A Preferred or the Warrants to be issued in connection with this Agreement.

SECTION 4.10  COMMISSION FILINGS.

          SAI has filed all reports and documents required to be filed by SAI with the SEC under the Securities Exchange Act of 1934, as amended (the "SECURITIES EXCHANGE ACT"), and the Securities Act during the one year period ending on the date hereof (collectively, the "SAI SEC REPORTS"). The SAI SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Exchange Act, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SAI SEC Reports or necessary in order to make the statements in such SAI SEC Reports, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of SAI included in the SAI SEC Reports complied when filed as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and were, when filed, in accordance with the books and records of SAI, complete and accurate in all material respects, and presented fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of SAI and its subsidiaries as of the dates and for the periods indicated, in accordance with generally accepted accounting principles, consistently applied, subject in the case of interim financial statements to normal year-end adjustments and the absence of certain footnote information.

          ARTICLE 5     CERTAIN COVENANTS AND AGREEMENTS

SECTION 5.1   NO INCONSISTENT AGREEMENTS

          Each of the Agreement Parties shall use its best efforts to ensure that none of their respective Subsidiaries, Affiliates or shareholders enter into any agreement or take any action with respect to the Transactions or any other matter contemplated by this Agreement which is inconsistent with the fulfillment of its obligations under this Agreement or which otherwise conflicts with the provisions hereof.

SECTION 5.2   FULFILLMENT OF CONDITIONS

          Each of the Agreement Parties will proceed diligently to satisfy each condition to the other's obligations contained in this Agreement and to consummate the Transactions, and none will take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition or to cause any of the Transactions not to be consummated.

SECTION 5.3   CONFIDENTIALITY

          Each Corporate Party will hold, and will use its best efforts to cause its Affiliates, and their respective representatives to hold, in strict confidence from any Person (other than an Affiliate or representative) all documents and information concerning any other Corporate Party or its Affiliates furnished to it by the other Corporate Party or its representatives in connection with this Agreement or the transactions contemplated hereby. The provisions of this Section shall not apply to the extent that such documents or information can be shown to have been (a) previously known by the party receiving it, (b) in the public domain through no fault of the receiving party or (c) acquired by the receiving party from another source if the source is not under an obligation to another Corporate Party to keep such documents and information confidential. The foregoing shall not apply: (a) if a party is compelled to disclose by judicial or administrative process or by other requirements of law; (b) if confidential information is disclosed in an action or proceeding brought by a Corporate Party in pursuit of its rights or in the exercise of its remedies; or (c) to a Corporate Party's use of documents and information concerning the other Corporate Party after acquiring another Corporate Party. In the event the King Acquisition or the merger contemplated by the Merger Agreement is not consummated, upon the request of a disclosing Corporate Party, each other Corporate Party to the transaction that was not consummated will, and will cause its Affiliates and their respective representatives to, promptly return all copies of confidential documents and information furnished by the disclosing Corporate Party and destroy all writings containing confidential information.

SECTION 5.4   APPROVALS

          Subject to the exercise of fiduciary obligations under applicable law as advised in writing by independent legal counsel, each Corporate Party shall deliver resolutions of its board of directors approving all necessary corporate actions required to fulfill such Corporate Party's obligations pursuant to this Agreement. Each Corporate Party shall take all commercially reasonable steps to obtain the adoption and approval of such corporate actions by such Corporate Party's stockholders where necessary.

SECTION 5.5   VOTING AGREEMENT

          In the event that SAI in its sole discretion determines that a vote of its stockholders is required to approve any or all of the transactions contemplated hereby, each of the parties to this Agreement hereby agree to vote all shares they control and are entitled to vote in favor of the transactions contemplated hereby at any meeting of stockholders or written consent requested by SAI. SecurityVillage agrees to promptly call a meeting of its stockholders to approve the transactions contemplated hereby, and each of the SecurityVillage Controlling Stockholders agree to vote all shares of SecurityVillage's voting capital stock held or controlled by them, in favor of all of the transactions contemplated hereby.

SECTION 5.6   SECURITYVILLAGE DESIGNEES

          Prior to the Investment Closing, SecurityVillage will deliver to SAI a schedule that sets forth the SecurityVillage Designees who will acquire the SAI Securities contemplated by Article 2 and Article 3 hereof and specifies, for each such SecurityVillage Designee, the SAI securities they will receive. The SAI securities may initially be held by an escrow agent on behalf of SecurityVillage and the SecurityVillage Designees.

Section 5.7   MONITAL

          SAI hereby agrees that, if (a) at any time SAI shall acquire either
(i) all of the capital stock or (ii) all or substantially all of the assets of KC Acquisition Corp. ("KING"), by acquisition, merger or otherwise, and (b) at the time of such consolidation, all of the disputes among Monital Signal Corporation and/or King, as the case may be, and MTL Acquisition Corp., The Executors of the United Kingdom Estate of Eric Hurst (Deceased), Robert Hurst, Edward Hurst, Linda Hurst, Heather Hurst, First Court Limited, Maygarden Limited and The Temporary Administrator of the United States Estate of Eric Hurst (Deceased), have not been finally resolved, then SAI shall cause such parties to cease any and all legal and/or arbitration actions related thereto.

Section 5.8   KC NOTE

          SecurityVillage hereby covenants and agrees to use commercially reasonable efforts to either (i) locate and deliver to SAI the original executed KC Note or (ii) obtain and deliver to SAI an original promissory note executed by Monitoring Acquisition Corporation in replacement of the KC Note in form and substance reasonably satisfactory to SAI, within thirty (30) days of the date hereof.

          ARTICLE 6     MISCELLANEOUS

SECTION 6.1   ENTIRE AGREEMENT; MUTUAL RELEASE

          This Agreement and any other agreements executed in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to the subject matter hereof, including without limitation, the Letter Agreement dated as of April 12, 2000, as amended, and the Investment Agreement, dated as of March 15, 2001 (collectively, the "OLD AGREEMENTS"). Without limiting the generality of the foregoing, this Agreement supersedes the Old Agreements in their entirety and the Old Agreements are hereby terminated and shall be of no further force and effect. Each party hereto releases and forever discharges each other party hereto and its respective agents, servants, members, managers, employees, directors, officers, attorneys, affiliates, subsidiaries, successors and assigns and all persons, firms, corporations, and organizations acting on their behalf, from all damage, loss, claims, demands, liabilities, obligations, actions and causes of action whatsoever, known or unknown, liquidated or unliquidated, certain or contingent, that such Party hereto has had, now has, may now have or claim to have, or may hereafter have, against each and every other party hereto, on account of, in connection with, or in any way touching, concerning, relating to, arising out of or founded upon, the Old Agreements and any of the transactions contemplated thereby, whether oral or written, including all such loss or damage of any kind heretofore sustained, or that may otherwise arise as a consequence of the dealings between the Parties hereto up to and including the date of this Agreement, other than the obligations of a party under the express terms of this Agreement or any definitive agreement executed by such party pursuant to this Agreement or pursuant to the Old Agreements (collectively, the "RELEASED CLAIMS"). Each party hereby represents and warrants to the other parties that such party has not sold, assigned or transferred any Released Claims (in whole or in part), agrees not to bring any action with respect to any of the Released Claims and agrees that this Section 6.1 may be plead as a complete defense and bar to any such action. SecurityVillage hereby irrevocably waives and releases any and all claims to compensation from SAI with respect to or in consideration for any services by or on behalf of SecurityVillage in connection with KC Acquisition Corp.'s acquisition of Monital Signal Corporation.

SECTION 6.2   NO ASSIGNMENT; BINDING EFFECT

          Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective permitted successors and assigns.

SECTION 6.3   AMENDMENT; WAIVER; TERMINATION

          No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except in writing executed by each of the Agreement Parties. Notwithstanding the foregoing, each of the dates set forth in Sections 2.1(a), (c) and (d) of this Agreement may be extended by no more than two (2) calendar weeks by the written agreement of SAI and Foamart and such amendment shall be binding on all parties hereto.

SECTION 6.4   PUBLIC ANNOUNCEMENTS

          Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, none of the Agreement Parties will, or permit any of their representatives to, cause the publication of any press release or other public announcement relating to the Transactions without the consent of the Corporate Parties, which consent shall not be unreasonably withheld, provided, however such consent will be deemed given five (5) days after receipt of the material sought to be published if consent is not withheld in writing. The Corporate Parties will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to the Transactions, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable, but in no event less than five
(5) days prior to publication.

SECTION 6.5   NO THIRD-PARTY BENEFICIARIES

          The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than the SecurityVillage Designees.

SECTION 6.6   MUTUAL COOPERATION

          SAI acknowledges that during the sixty (60) day period following consummation of the Asset Purchase Agreement (the "INTERIM PERIOD"), SAI shall permit Peter J. Fidelman ("FIDELMAN") to assist SecurityVillage in its efforts to secure additional equity financing and in resolving certain outstanding liabilities and claims of SecurityVillage, including the sale of Supply Dog (the "INTERIM ACTIVITIES"). SAI shall not seek reimbursement from Foamart or SecurityVillage for Fidelman's time spent on Interim Activities. SecurityVillage and Foamart acknowledge and agree that (i) none of the actions by Fidelman with respect to Interim Activities shall be at, for or under the authority of SAI and
(ii) they will have sole responsibility and obligation to Fidelman and all third parties with respect to the Interim Activities.

SECTION 6.7   NOTICES

          All notices and other communications given or made pursuant hereto, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by fax (with confirmation in writing), delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the fax number or address set forth below or at such other addresses as shall be furnished by the parties by like notice, and such notice or communication shall be deemed to have been given or made upon receipt:

IF TO SECURITYVILLAGE, TO:       SecurityVillage.com, Inc.
                                 85 Medinat Ha'yehudim
                                 P.O. Box 4036
                                 Herzliya Pitauch
                                 46140 Israel
                                 Facsimile:  972-9-955-7580

IF TO FOAMART, TO:               Foamart Limited
                                 c/o Nomura International plc
                                 Nomura House
                                 1 St. Martin's Grand
                                 London, EC1A 4NP
                                 England
                                 Facsimile: (44) 207-521-3655
                                 Attn:  Steve Chapman
                                        Catherine McLoughlin


         WITH A COPY TO:         Weil, Gotshal & Manges
                                 One South Place
                                 London EC2M 2WG
                                 England
                                 Facsimile: (44) 207-903-0990
                                 Attn: Doug Warner

IF TO SAI, TO:                   Security Associates International, Inc.
                                 2101 S. Arlington Heights Road, Suite 150
                                 Arlington Heights, IL 60005-4142
                                 Facsimile: 847-956-9360
                                            Attn: President

WITH A COPY TO:                  Sachnoff & Weaver, Ltd.
                                 30 South Wacker Drive, Suite 2900
                                 Chicago, IL 60606
                                 Facsimile: 312-207-6400
                                 Attn: Jeffrey Schumacher

IF TO TJS:                       TJS Partners, L.P.
                                 115 East Putnam Avenue
                                 Greenwich, CT 06830
                                 Facsimile: 203-629-9594


if to any other Agreement Party, to the address set forth opposite its name on the signature pages hereto.

SECTION 6.8   HEADINGS

          The headings contained in this Agreement and in the Schedules and Exhibits hereto are for convenience only and shall not affect the meaning or interpretation of this Agreement.

SECTION 6.9   COUNTERPARTS

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

SECTION 6.10  APPLICABLE LAW

          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

SECTION 6.11  INVALID PROVISIONS

          If any provision of this Agreement is held to be illegal, invalid or unenforceable and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

SECTION 6.12  SPECIFIC ENFORCEMENT

          The parties hereto agree and acknowledge that money damages would not be a sufficient remedy for any breach of any provision of this agreement by any of the parties hereto and that any such breach would constitute immediate and irreparable harm, and that in addition to all other remedies which any party hereto may have, each party will be entitled, without posting any bond, to specific performance and injunctive relief, without showing any actual damage, or other equitable relief as a remedy for any such breach.

SECTION 6.13  MUTUAL DRAFTING

          This Agreement is the mutual product of the parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Agreement Parties, and shall not be construed for or against any Agreement Party hereto.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                            SECURITYVILLAGE.COM INC.

                            By:____________________________________
                               Name:_______________________________
                               Title:______________________________

                            SECURITYVILLAGE TECHNOLOGIES, LTD.

                            By:____________________________________
                               Name:_______________________________
                               Title:________________________________


                            SECURITY ASSOCIATES INTERNATIONAL, INC.

                            By:____________________________________
                               Name: ______________________________
                               Title:______________________________


                            TJS PARTNERS. L.P.


                            By: TJS Management, L.P.
                                 General Partner


                                 By:  TJS Corporation
                                      General Partner


                                      By:_______________________
                                         Thomas J. Salvatore
                                         President



                            --------------------------------
                                 JAMES S. BRANNEN




                            --------------------------------
                                 RON DAVIS


                            ----------------------------------
                                 MOSHE COHEN



                            ST. MARTINS HOLDINGS II, LIMITED


                            By:________________________________

                            Title:_______________________________



                            AUDIOGUARD INTERNATIONAL


                            By:___________________________

                            Its:____________________________




                            3K CAPITAL (GP) LIMITED


                            By:___________________________

                            Its:____________________________




                            FOAMART LIMITED


                            By:___________________________

                            Its:____________________________

                                                                 Exhibit C


                         FORM OF STOCKHOLDERS AGREEMENT

          THIS STOCKHOLDERS AGREEMENT (this "AGREEMENT") is made as of the 6th day of august, 2001, by and among Security Associates International, Inc., a Delaware corporation ("SAI"), SecurityVillage Technologies, Ltd. ("SV TECHNOLOGIES"), St. Martin's Holdings II Limited, a limited company organized under the laws of England and Wales ("ST. MARTINS"), Moshe Cohen, Audiogard International and 3K Digital Limited (collectively, the "SECURITYVILLAGE CONTROLLING STOCKHOLDERS"), SecurityVillage.com, Inc., a Delaware corporation ("SECURITYVILLAGE"), Foamart Limited, a company limited by shares organized under the laws of England and Wales ("FOAMART"), and TJS Partners, L.P., a New York limited partnership ("TJS"; TJS, James S. Brannen, Ron Davis, Steve Rubin and SecurityVillage are herein referred to individually as a "STOCKHOLDER" and collectively as the "STOCKHOLDERS"). Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in
Section 7 hereof.

                                    RECITALS

          WHEREAS, pursuant to an Investment Agreement of even date herewith (as amended or otherwise modified from time to time, the "INVESTMENT AGREEMENT"), Foamart and its designees have purchased from SAI 12,100 shares of Series A Preferred, warrants to purchase up to 1,815,000 shares of SAI Common and 710,000 shares of SAI Common and SecurityVillage has purchased 300,000 shares of SAI Common in exchange for cancellation of the KC Note (as defined in the Investment Agreement);

          WHEREAS, TJS holds 137,686 shares of Series A Preferred;

          WHEREAS, on the date hereof, SecurityVillage and SAI have entered into an Asset Purchase Agreement pursuant to which SAI will purchase certain specified assets of SecurityVillage (the "ASSET PURCHASE Agreement") in exchange for the assumption by SAI of certain scheduled liabilities of SecurityVillage and 200,000 shares of SAI Common; and

          WHEREAS, SAI and the Stockholders desire to enter into this Agreement for the purposes, among others, of (i) electing certain persons to SAI's Board of Directors (the "BOARD") and (ii) establishing certain voting requirements with respect to a Change in Control.

          NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          1.    BOARDS OF DIRECTORS.

          (a) From and after the date hereof and until the provisions of this
Section 1(a) cease to be effective, the Persons holding at least a majority of amount of the Warrant Underlying Common shall be permitted to designate one (1) person (the "WARRANTHOLDER OBSERVER") to observe meetings of the Board, subject to the reasonable consent and approval of SAI, who shall initially be Ted Kalborg. SAI shall send advance notice of Board meetings to the Warrantholder Observer at least as many days prior to each Board meeting as is provided to members of the Board. The Warrantholder Observer shall be permitted to attend each Board meeting and shall receive copies of all materials and information distributed to each Board member. This Section 1(a) shall terminate at the earlier of (i) the exercise of seventy-five percent (75%) or more of the SecurityVillage Warrant, in which case the Persons holding at least a majority of the SAI Common issued upon exercise of the SecurityVillage Warrant shall be entitled to designate a representative to the Board as set forth in Section 1(b)(ii)(B), or (ii) the date on which more than twenty-five percent (25%) of the SecurityVillage Warrant is cancelled pursuant to the terms thereof.

          (b) From and after the date hereof and until the provisions of this
Section 1 cease to be effective, each Stockholder shall vote all of his or its Voting Stock and any other voting securities of SAI over which such Stockholder has voting control and shall take all other necessary or desirable actions within his or its control (whether in his or its capacity as a stockholder, director, member of a board committee or officer of SAI or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and SAI shall take all necessary or desirable actions within its control (including, without limitation, calling special Board and stockholder meetings), so that:

               (i) the authorized number of directors on the Board shall not exceed nine (9) directors;

               (ii) the following individuals shall be elected to the Board pursuant to this Agreement:

                    (A) one (1) representative designated from time to time by the Persons holding at least a majority of the Foamart Preferred or Foamart Underlying Common (a "SECURITYVILLAGE DIRECTOR"), who shall initially be Steven Chapman; and

                    (B) upon the exercise of seventy-five percent (75%) or more of the Foamart Warrant, one (1) representative designated from time to time by the Persons holding at least a majority of the SAI Common issued upon the exercise of the Foamart Warrant (the "WARRANT DIRECTOR").

               (iii) the removal from the Board (with or without cause) of the SecurityVillage Director or Warrant Director shall be only upon the written request of the Person or Persons originally entitled to designate such director pursuant to Section 1(b)(ii) above; and

               (iv) in the event that any representative designated under
          Section 1(b)(ii) above for any reason ceases to serve as a member of the Board during his term of office, the resulting vacancy on the Board shall be filled by a representative designated by the Person or Persons originally entitled to designate such director pursuant to
          Section 1(b)(ii) above, subject to the reasonable consent and approval of SAI.

          (c) If the Person or Persons originally entitled to designate the SecurityVillage Director or Warrant Director pursuant to Section 1(b)(ii) above fail(s) to designate a representative to fill a directorship pursuant to the terms of this Section 1 within 30 days after the creation of such vacancy, the election of an individual to such directorship shall be accomplished in accordance with SAI's bylaws and applicable law.

          (d) The rights set forth in Sections 1(b)(ii)(A) shall terminate on the date on which Foamart, SecurityVillage and the Foamart Designees no longer hold at least fifty percent (50%) of the voting power represented by the Foamart Preferred and Foamart Underlying Common.

          (e) The rights set forth in Section 1(b)(ii)(B) shall terminate on the date on which Foamart, SecurityVillage and the Foamart Designees no longer hold at least fifty percent (50%) of the SAI Common issued upon the exercise of the Foamart Warrant.

          2. CHANGE IN CONTROL. If SAI shall be required to obtain stockholder approval for a Change in Control in which the holders of SAI Common would not receive consideration of at least $3.50 per share, then TJS hereby agrees that it will not participate or vote or consent in favor of any such Change in Control without the prior consent of (i) the Foamart Designees or (ii) the holders of at least fifty percent (50%) of the SAI Common held by Foamart and SecurityVillage Controlling Stockholders and the Foamart Underlying Common, voting as a single class.

          3. TAG-ALONG RIGHTS. If TJS determines to sell fifty percent (50%) of its shares of Series A Preferred or shares of SAI Common issued or issuable upon conversion of such Series A Preferred (excluding shares which are registered as of the date hereof) ("SERIES A SECURITIES") in a single transaction or in a series of related transactions within a three month period, TJS shall deliver written notice to Foamart and the Stockholders setting forth in reasonable detail the terms of the proposed sale or sales of such Series A Securities (the "SALE NOTICE"). In such event, TJS shall make no sale or transfer of such Series A Securities unless Foamart and the Stockholders shall have the right, but not the obligation, to sell to the proposed transferee, on terms and conditions at least as favorable to Foamart and such Stockholders as the terms and conditions set out in the Sale Notice, their pro rata portion of the Series A Securities to be sold pursuant to the Sale Notice based upon the ownership of shares of Series A Securities, and in such transaction all holders of the Series A Securities shall be treated identically on a pro rata basis. Foamart and the Stockholders shall have fifteen (15) days from the date of delivery of the Sale Notice to exercise their right to participate in such sale by providing written notice to TJS of such exercise within such fifteen (15) day period. The provisions of this
Section 3 shall not apply to sales or distributions to one or more of the partners of TJS (other than to Thomas Salvatore, individually, and his affiliates).

          4. CAPITALIZATION OF SAI. As of the date hereof, the authorized capital stock of SAI consisted of (a) 50,000,000 shares of SAI Common, of which 7,757,657 shares are issued and outstanding and 18,523,021 are reserved for issuance, (b) 137,686 shares of Series A Preferred, of which 137,359 are issued and outstanding and (c) 45,000 shares of Series B Preferred, of which no shares are issued and outstanding. TJS holds all of the issued and outstanding Series A Preferred and no other capital stock of SAI.

          5. REPRESENTATIONS AND WARRANTIES. Each Stockholder represents and warrants that, as of the date hereof, (i) such Stockholder is the record and beneficial owner of the number of shares of Voting Stock set forth opposite his or its name on the CAPITALIZATION SCHEDULE attached hereto, (ii) this Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable in accordance with its terms and (iii) such Stockholder has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement. No holder of shares of Voting Stock shall grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of this Agreement.

          6. VOTE OF SHARES. Each of the SAI Controlling Shareholders hereby agrees to vote its SAI Common and Series A Preferred in favor of the Asset Purchase Agreement and the issuance of the shares of SAI Common contemplated by the Asset Purchase Agreement. Each of the SAI Controlling Shareholders has executed and delivered to SecurityVillage an irrevocable proxy to vote in favor of the Asset Purchase Agreement and the issuance of the shares of SAI Common contemplated by the Asset Purchase Agreement, in the form attached hereto as EXHIBIT A.

          7.   DEFINITIONS.

          "CHANGE IN CONTROL" means (i) the merger or consolidation of SAI into another corporation pursuant to which the holders of SAI capital stock receive cash (other than on an as-if-converted to SAI Common basis) in exchange for their shares of capital stock; (ii) the sale of all or substantially all of SAI's assets determined on a consolidated basis to one or more third parties; or
(iii) the liquidation of all or substantially all of SAI's assets determined on a consolidated basis.

          "FOAMART DESIGNEES" shall mean those person or persons to be designated by Foamart to acquire the shares of Foamart Preferred, SAI Common and/or the Foamart Warrant under the Investment Agreement.

          "FOAMART PREFERRED" means the up to 12,100 shares of Series A Preferred issued by SAI to Foamart pursuant to the terms of the Investment Agreement.

          "FOAMART UNDERLYING COMMON" means shares of SAI Common issuable upon the conversion of the Foamart Preferred.

          "FOAMART WARRANT" means the warrant to purchase 1,800,000 shares of SAI Common issued to Foamart by SAI on the date hereof as part of the Minimum Investment (as such term is defined in the Investment Agreement).

          "SAI COMMON" means SAI's Common Stock, par value $0.001 per share.

          "SAI CONTROLLING SHAREHOLDERS" means each of TJS, James S. Brannen, Ron Davis and Steve Rubin.

          "SERIES A PREFERRED" means SAI's Series A Convertible Preferred Stock, par value $10.00 per share.

          "SERIES C PREFERRED" means SAI's Series C Convertible Preferred Stock, par value $10.00 per share.

          "SERIES D PREFERRED" means SAI's Series D Convertible Preferred Stock, par value $10.00 per share.

          "SV TECHNOLOGIES" means SecurityVillage Technologies Ltd., an Israeli corporation and 100% subsidiary of SecurityVillage, except for a $1,000,000 convertible capital note in favor of ICTS International, N.V..

          "VOTING STOCK" means the capital stock of SAI entitled to vote on matters submitted to the stockholders.

          "WARRANT UNDERLYING COMMON" means shares of SAI Common issuable to Foamart upon the exercise of the Foamart Warrant.

          8. AMENDMENT AND WAIVER. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against any party unless such modification, amendment or waiver is approved in writing by such party. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

          9. SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          10. ENTIRE AGREEMENT. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

          11. SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by SAI and its successors and assigns and the Stockholders and the respective successors and permitted assigns of each of them, so long as they hold Stock.

          12. COUNTERPARTS. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

          13. REMEDIES. SAI and the Stockholders shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that SAI and any Stockholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

          14. NOTICES. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to SAI at the address set forth below and to any other recipient at the address indicated on SAI's books and records, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder when delivered personally, three days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service. SAI's address is:

                           Security Associates International, Inc.
                           2101 S. Arlington Heights Rd.
                           Arlington Heights, IL 60005-4142

                  WITH COPIES TO:

                           Sachnoff & Weaver, Ltd.
                           30 S. Wacker Drive, Suite 2900
                           Chicago, Illinois 60606
                           Attention:    Jeffrey A. Schumacher

          15. GOVERNING LAW; JURISDICTION. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The parties hereby consent to the exclusive jurisdiction and venue of the state or federal courts located in Cook County, Illinois, for any dispute arising out of or relating to this Agreement.

          16. BUSINESS DAYS. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company's chief executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

          17. DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          18. TERMINATION. This Agreement shall automatically terminate and cease to be of any further force or effect on December 31, 2003; provided that
Section 1 of this Agreement shall automatically terminate and cease to be of any further force or effect on January 1, 2003. Thereafter, all members of the Board shall be elected by submission of proposed directors directly to the stockholders of SAI.

          IN WITNESS WHEREOF, the parties hereto have executed this Stockholders Agreement on the day and year first above written.

SECURITY ASSOCIATES INTERNATIONAL, INC.


By:
   -----------------------------------------------
Name:
     ---------------------------------------------
Title:
      --------------------------------------------


THE SECURITYVILLAGE CONTROLLING STOCKHOLDERS:

         St. Martin's Holdings II Limited


         By:
               ------------------------------------
         Name:
               ------------------------------------
         Title:
               ------------------------------------


         ------------------------------------------
                  Moshe Cohen

         Audiogard International


         By:
               ------------------------------------
         Name:
               ------------------------------------
         Title:
               ------------------------------------

         3K Digital Limited


         By:
               ------------------------------------
         Name:
               ------------------------------------
         Title:
               ------------------------------------


SECURITYVILLAGE.COM, INC.


By:
     ----------------------------------------------
Name:
     ----------------------------------------------
Title:
      ---------------------------------------------


FOAMART LIMITED


By:
     ----------------------------------------------
Name:
     ----------------------------------------------
Title:
     ----------------------------------------------


SECURITYVILLAGE TECHNOLOGIES, LTD.


By:
    ------------------------------------------------
Name:
    ------------------------------------------------
Title:
    ------------------------------------------------


TJS PARTNERS, L.P.


By:
   -------------------------------------------------
Name:
    ------------------------------------------------
Title:
     -----------------------------------------------


----------------------------------------------------
         James S. Brannen

----------------------------------------------------
         Ron Davis

----------------------------------------------------
         Steve Rubin

                             CAPITALIZATION SCHEDULE



St. Martin's Holdings II Limited


Moshe Cohen


Audiogard International


3K Digital Limited


SecurityVillage.com, Inc.


Foamart Limited


SecurityVillage Technologies, Ltd.


TJS Partners, L.P.                         137,686 shares of Series A Preferred


James S. Brannen                           595,500 shares of SAI Common


Ron Davis                                  927,195 shares of SAI Common


Steve Rubin                                429,198 shares of SAI Common

                                                                 Exhibit D


                      FORM OF REGISTRATION RIGHTS AGREEMENT


          This REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is made as of the 6th day of August, 2001 by and among SECURITY ASSOCIATES INTERNATIONAL, INC., a Delaware corporation (the "COMPANY"), SECURITYVILLAGE.COM, INC., a Delaware corporation ("SECURITYVILLAGE") SECURITYVILLAGE TECHNOLOGIES, LTD. ("SVTECH"), Foamart Limited, a company limited by shares organized under the laws of England and Wales ("FOAMART"), ST. MARTIN'S HOLDINGS II LIMITED, a limited company organized under the laws of England and Wales ("ST. MARTINS"), 3K DIGITAL LIMITED ("3K DIGITAL") and TJS PARTNERS, LP ("PARTNERS").

                                    RECITALS

          1. Foamart has agreed to purchase (i) 12,100 shares of the Company's Series A Convertible Preferred Stock, par value $10.00 per share (the "SERIES A PREFERRED"), (ii) warrants (the "WARRANTS") exercisable for 1,815,000 shares of Series A Preferred and (iii) 710,000 shares of common stock of the Company, par value $0.001 per share (the "SAI COMMON").

          2. SecurityVillage has agreed to acquire 500,000 shares of SAI Common.

          3. Partners holds 137,686 shares of currently outstanding Series A Preferred. The common stock issuable upon conversion of such shares of Series A Preferred held by Partners has not been registered under the Securities Act (the "UNREGISTERED SHARES").

          NOW, THEREFORE, the parties hereto agree as follows:

                                    AGREEMENT

SECTION 1. DEFINITIONS

          1.1. DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings:

          "AGREEMENT" shall have the meaning set forth in the preamble hereto.

          "COMPANY" shall have the meaning set forth in the preamble hereto.

          "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

          "FOAMART STOCKHOLDERS" shall mean Foamart, St. Martins and 3K Digital.

          "GOVERNMENTAL AUTHORITY" shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

          "HOLDERS" shall mean SecurityVillage, SVTech, the Foamart Stockholders, and Partners.

          "INDEMNIFIED PARTY" shall mean any Person against whom a claim for indemnification is being asserted under any provision of Section 7.

          "PERSON" shall mean any individual or general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, business trust, co-operative, association, unincorporated organization, Governmental Authority or other entity, and where the context so admits, the legal representatives, successors in interest and permitted assigns of such Person.

          "REGISTRABLE SECURITIES" shall mean (a) the shares of SAI Common issuable upon conversion of the Series A Preferred; (b) the shares of SAI Common issued to SecurityVillage and the Foamart Stockholders pursuant to an Investment Agreement dated as of June ____, 2001 and an Asset Purchase Agreement dated as of the date hereof; (c) the shares of SAI Common issuable upon exercise of the Warrants and (d) any SAI Common issued or issuable with respect to the securities referred to in clauses (a), (b) or (c) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

          "REGISTRATION EFFECTIVE DATE" shall have the meaning set forth in
Section 2.2.

          "REGISTRATION EFFECTIVENESS PERIOD" shall have the meaning set forth in Section 4.1.

          "REGISTRATION STATEMENT" shall have the meaning set forth in Section 4.2(a).

          "RULE 144" shall mean Rule 144 (or a successor rule) under the Securities Act.

          "SEC" shall mean the Securities and Exchange Commission.

          "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

          "SHELF SECURITIES" shall mean up to 250,000 Registrable Securities originally purchased by Foamart and transferred to SVTech.

          "UNREGISTERED SHARES" shall have the meaning set forth in the recitals hereto.

          1.2 OTHER DEFINITIONAL PROVISIONS.

          (a) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

          (b) All of the agreements or instruments herein defined shall mean such agreements or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof and of this Agreement.

SECTION 2.  REGISTRATION

          2.1 (a) If the Company proposes to register, including pursuant to the exercise by Partners of a demand registration right, any shares of the Unregistered Shares, whether or not for its own account on a form and in the manner that would permit registration of the Registrable Securities for sale to the public under the Securities Act, the Company will:

               (i) promptly give written notice thereof to each Holder; and

               (ii) use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.1(b) below, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder and received by the Company within fifteen (15) days after the written notice from the Company described in clause 2.1(a) above, which written request may specify the inclusion of all or any part of such Holder's Registrable Securities.

          The provisions of this Section 2.1(a) shall not apply to any registration relating solely to employee benefit plans (as defined under Rule 405 of the Securities Act) or shares issued to employees of the Company, or a registration relating solely to a transaction to which Rule 145 applies, or a registration relating solely to shares issued to one or more of the Company's dealers or distributed to one or more of the partners of Partners (other than Thomas Salvatore and his affiliates) or a registration on any registration form that does not permit secondary sales. The Company may, in its discretion, abandon or terminate any registration.

          (b) If the registration is for a registered public offering involving an underwriting, the Company shall so advise the Holders. In such event, the right of any Holders to registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders of Registrable Securities proposing to distribute their securities through such underwriting shall (together with the Company and the other holders of securities of the Company participating therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter(s) selected by the Company. The Company shall have the right to select the investment banker(s) and manager(s) to administer any underwritten offering.

          (c) At any time after the second anniversary of the date hereof the holders of at least 25% of the Registrable Securities held by the Foamart Stockholders may request one registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1, Form S-2 or Form S-3 or any similar registration statement. The registration requested pursuant to this paragraph 2(c) is referred to herein as "DEMAND REGISTRATION". The request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice. The Company will use its commercially reasonable efforts to file and cause such registration statement to be declared effective by the SEC as soon as practicable after such request is made.

          2.2 Each Holder shall provide such information and materials to the Company and take such action as may be required in order to permit the Company to comply with all applicable requirements of the SEC which apply in connection with a registration statement applicable to the registration (the "HOLDER REGISTRATION Statement") and to obtain any desired acceleration of the date of effectiveness (the "REGISTRATION EFFECTIVE DATE") of such Holder Registration Statement. Such provision of information and materials by a Holder is a condition precedent to the obligations of the Company pursuant to this Agreement with respect to the shares of Registrable Securities held by such Holder. Each Holder agrees in connection with any registration of any of the Company's securities that, upon the request of the Company as a condition to selling in the offering, he or it will agree in a form of agreement specified by the Company not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than the securities included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as the Company may specify.

          2.3 If: (a) a registration is to be made covered under Section 2.1 of this Agreement, and (b) the offering proposed to be made by the Holder or Holders, for whom such registration is to be made is to be an underwritten public offering, and (c) in the opinion of the managing underwriters of such public offering, the total amount of common shares to be included in such offering would exceed the maximum number of shares which can be marketed without otherwise adversely affecting such offering (including the price obtainable therefor) then the shares shall be included in such offering in the following order of priority:

          First, the Company shall be entitled to participate in such offer; and then

          Second, the Holders of Registrable Securities and the other holders of the Company's securities holding registered securities or having applicable registration rights, shall be entitled to participate in such offering, pro rata in accordance with their respective Applicable Percentages; for purposes of this Agreement, "Applicable Percentage" of a Holder shall be the percentage derived by dividing the number of fully-diluted shares of Registrable Securities held by such Holder determined on an as converted basis, by the aggregate number of fully-diluted shares of Registrable Securities held by all Holders in the aggregate determined on an as converted basis (in each case excluding from Registrable Securities for the purpose of such calculation shares of SAI Common issuable upon exercise of Warrants which have not been exercised).

          2.4 If a registration is to be made which is covered by Section 2.1 which is not an underwritten offering and the Board determines in good faith that the amount of securities to be registered under such registration would be reasonably likely to have a material adverse effect on the market for the SAI Common, then the Company shall reduce the number of Registrable Securities to be registered pursuant to such registration pro rata amongst the Holders of such Registrable Securities in accordance with their respective Applicable Percentages such that, in the Board's good faith determination, the registration of such Registrable Securities would not be reasonably likely to have a material adverse effect on the market for the SAI Common.

          2.5. In the event a registration is a Demand Registration and (a) the number of shares which SecurityVillage and the Foamart Stockholders are able to register pursuant to a Demand Registration is reduced pursuant to Section 2.3 or
2.4 to a number which is less than 50% of the shares which they requested to be included in such registration or (b) due to market conditions the SecurityVillage and the Foamart Stockholders are unable to sell at least 50% of the shares which they requested to be included in such registration, then such registration shall not be deemed to be or count as the Demand Registration pursuant to Section 2.1(c).

          2.6. Notwithstanding anything to the contrary herein, neither SecurityVillage nor the Foamart Stockholders shall have a right to participate in or require that their securities be registered as a result of the distribution, registration or sale of securities of the Company to or by the distributees of Partners (other than Thomas Salvatore and his affiliates), regardless of the manner or form of such transaction.

SECTION 3. SVTECH SHELF REGISTRATION

          3.1 The Company shall prepare and file with the SEC a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act, registering the resale from time to time by SVTech of the Shelf Securities on Form S-3, covering the sale by SVTech of up to 250,000 Shelf Securities (the "SHELF REGISTRATION STATEMENT") within thirty (30) days after the date hereof. The Company shall use all commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC.

          3.2 SVTech hereby covenants and agrees that, notwithstanding the filing and any effectiveness of the Shelf Registration Statement, it shall not, directly or indirectly, sell, offer to sell, solicit an offer to sell, contract or grant any option or warrant to sell (including, without limitation, any short sale), register, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise transfer or dispose of any Shelf Securities (the "LOCK-UP Restrictions"). These Lock-Up Restrictions shall be in addition to any securities law restrictions. These Lock-Up Restrictions shall terminate with respect to 15,000 Shelf Securities on the first day of _________, 2001 [THIRTY CALENDAR DAYS POST-CLOSING], and shall terminate with respect to an additional 15,000 Shelf Securities on the first day of each month thereafter.

          3.3 The Company may restrict disposition of such Shelf Securities, in which event SVTech agrees not to dispose of such Shelf Securities; provided that:

               (a) the Company shall have delivered a notice in writing to SVTech stating that a delay in the disposition of Shelf Securities is necessary because the Company, in its reasonable judgment, exercised in good faith, has determined that such sales of Shelf Securities would require public disclosure by the Company of material nonpublic information that the Company deems advisable not to disclose;

               (b) in the event of the delivery of the notice described in (a) above by the Company, the Company shall exert all commercially reasonable efforts to amend the Shelf Registration Statement or amend or supplement the prospectus, if necessary, and to take all other actions necessary to allow the proposed disposition to take place not later than the period set forth in subsection (d) below;

               (c) the Company shall not restrict dispositions under subsection
          (a) above for a period exceeding thirty (30) days unless the Company shall have delivered to SVTech a second notice in writing within said 30-day period extending the restriction period up to an additional fifteen (15) days (or such shorter period of time as specified in the notice); and

               (d) in no event shall the Company be permitted to extend the restriction period under subsection (a) above beyond a forty-five (45) day period, and the Company shall not restrict sales of such Shelf Securities under (i) above on more than two separate occasions in any single year.

          3.4 Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in any of Sections
3.3 or 5(a), such Holder shall forthwith discontinue all sales and distributions of Shelf Securities pursuant to the then-current prospectus until SVTech receive copies of a supplemental or amended prospectus as contemplated by Section 3.3(b), or until SVTech is advised in writing by the Company that the use of the prospectus may be resumed, and, if so directed by the Company, SVTech will deliver to the Company all copies then in their possession the prospectus in effect with respect to the Shelf Securities at the time of such notice by the Company. The Company shall use all commercially reasonable efforts to promptly take all such action as may be necessary or appropriate, including, without limitation, the filing of an amendment to the Shelf Registration Statement and/or the filing of an amended prospectus or a prospectus supplement, to limit the duration of any discontinuance with respect to the sale and distribution of Shelf Securities pursuant to this Section 3.3.

          3.5 The restrictions described herein are in addition to, and not in limitation of, any other restrictions that may be applicable to SVTech, including, without limitation any restrictions under the terms of the Stockholder Agreement by and among the Company, SVTech and the other parties thereto, and under applicable securities laws (such as general restrictions against trading in Company securities while in possession of material non-public information concerning the Company).


SECTION 4. OBLIGATIONS OF THE COMPANY

          4.1 Subject to the limitations of Section 4, the Company shall use commercially reasonable efforts to keep (a) a Holder Registration Statement effective until the earlier of (i) one hundred eighty (180) days from the Registration Effective Date; or (ii) such time as all Registrable Securities have been sold thereunder, and (b) the Shelf Registration Statement continuously effective until such time as all Shelf Securities have been sold thereunder. Such period is referred to herein as the "Registration Effectiveness Period".

          4.2 At its expense, the Company shall:

               (a) Prepare and file with the SEC a Holder Registration Statement or the Shelf Registration Statement (collectively, a "REGISTRATION STATEMENT") together with such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such Registration Statement;

               (b) Furnish to the Holders such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemental prospectus) in conformity with the requirements of the Securities Act, and such other documents, as the Holders may reasonably request in order to effect the offering and sale of the shares of the Registrable Securities to be offered and sold, but only while the Company shall be required under the provisions hereof to cause the Registration Statement to remain current; provided, however, that nothing in this Section 4.2(b) shall reduce the obligations of the Company hereunder to keep the Registration Statement current;

               (d) Use its commercially reasonable efforts to register or qualify the shares of the Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Holders shall reasonably request; PROVIDED that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction where it has not been qualified;

               (e) Cause all Registrable Securities to be registered to be listed on AMEX or any national securities exchange or quotation system on which similar securities issued by the Company are then listed; and

               (f) Provide a transfer agent and registrar for all Registrable Securities and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

SECTION 5. SELLING PROCEDURES

               (a) Without limiting Section 4.2, upon receipt of any notice from the Company of (A) any request by the SEC or any other Governmental Authority during the period of effectiveness of a Registration Statement for amendments or supplements to a Registration Statement or related prospectus, (B) the issuance by the SEC or any other Governmental Authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (C) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (D) the happening of any event which makes any statement made in the Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the Registration Statement or prospectus so that, in the case of the Registration Statement, it will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

               (b) If the Company shall furnish to the Holders a certificate signed by the President of the Company stating (A) that there exists material nonpublic information about the Company which would be required by the Securities Act to be disclosed in a Registration Statement or prospectus and (B) that in the good faith judgment of the Company, it is advisable to suspend use of the prospectus due to pending corporate developments;

then the Company may suspend use of the prospectus, in which case the Holders shall not dispose of Registrable Securities covered by such Registration Statement or prospectus until copies of a supplemental or amended prospectus are distributed to the Holder or until the Holders are advised in writing by the Company that the use of the applicable prospectus may be resumed; PROVIDED that
(x) the Company shall use its commercially reasonable efforts to ensure that the use of the prospectus may be resumed as soon as practicable and, if applicable, to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) or any of the securities for sale in any jurisdiction, at the earliest practicable moment, and (y) upon the occurrence of any event described in item (a)(D) of this Section 5, the Company shall prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall provide the Holders with such number of copies of each supplement to or an amendment of such prospectus as may be reasonably requested by the Holders.

SECTION 6. EXPENSES. The Company shall pay all of the out-of-pocket expenses incurred, other than underwriting or selling or brokerage discounts and commissions and fees of any counsel for the Holders (for which the Company shall not be liable), if any, in connection with the registration of Registrable Securities pursuant to this Agreement, including, without limitation, all SEC, National Association of Securities Dealers, Inc., American Stock Exchange and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of the Company's outside counsel and independent accountants.

SECTION 7.  INDEMNIFICATION.

          7.1 The Company shall indemnify each Holder, each of its officers, directors, shareholders, partners and members, and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, and each of their successors, assigns, heirs and representatives, with respect to which registration has been effected pursuant to Section 2.1 of this Agreement against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including without limitation any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company in connection with any such registration, and the Company shall reimburse such Holder, each of its officers, directors, shareholders, partners and members, and each Person controlling such Holder within the meaning of Section 15 of the Securities Act, and each of their successors, assigns, heirs and representatives, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, as such expenses are incurred; PROVIDED that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission, or alleged untrue statement or omission made in reliance upon an in conformity with written information furnished to the Company by such Holder for use therein.

          7.2 Each Holder shall indemnify the Company, each of its directors, officers, shareholders, partners and members, each Person controlling the Company within the meaning of Section 15 of the Securities Act, and each of their successors, assigns, heirs and representatives, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such directors, officers, shareholders, partners, members, or controlling persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as such expenses are incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by the such Holder for use therein; PROVIDED that in no event shall any indemnity under this Section 7 exceed the net proceeds received by such Holder in such registration.

          7.3 Each Indemnified Party shall give notice to each Indemnifying Party promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense' PROVIDED, HOWEVER, that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          7.4 If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any claim, loss, damage, liability or action referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such claim, loss, damage, liability or action, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with the actions that resulted in such claims, loss, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact related to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          7.5 The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of this Section 7. Notwithstanding the provisions of this Section 7, a Holder shall not be required to contribute any amount or make any other payments under this Agreement which in the aggregate exceed the net proceeds (after selling expenses) received by such Holder from the sale of the Registrable Securities. No Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

SECTION 8. ASSIGNMENT OF REGISTRATION RIGHTS. Subject to applicable law, SecurityVillage and the Foamart Stockholders shall be entitled to assign and transfer to any person the Registrable Securities owned by them (and the securities convertible into or exercisable for Registrable Securities), including the rights under this Agreement. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns provided such assigns become a party to this Agreement.

SECTION 9. MISCELLANEOUS

          9.1 TERMINATION. This Agreement shall terminate with respect to a Holder (and the shares held by such Holder shall cease to constitute Registrable Securities) upon termination of the Registration Effectiveness Period, or earlier if all Registrable Securities held by such Holder may be sold under Rule 144 during any ninety (90) day period.

          9.2 NOTICES. All notices, requests, claims, demand and other communications hereunder shall e in writing and shall be deemed to have been duly received, given or delivered (i) when received by such party if delivered personally, (ii) upon confirmation when delivered by facsimile transmission,
(iii) within three (3) days after being mailed by registered or certified mail (return receipt requested), postage pre-paid, or (iv) within one day after being sent by recognized overnight delivery service, to a Holder at the address shown on the books of the Company or the Company at the following address (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof).

IF TO COMPANY:             Security Associates International, Inc.
                           2101 South Arlington Heights Road,
                              Suite 150
                           Arlington Heights, Illinois 60005-4142
                           Attn:  President
                           Fax:  (847) 956-0414

WITH A COPY TO:            Security Associates International, Inc.
                           2101 South Arlington Heights Road,
                              Suite 150
                           Arlington Heights, Illinois 60005-4142
                           Attn:  Howard Schickler
                           Fax:   (847) 956-0414

AND                        Sachnoff & Weaver, Ltd.
                           30 South Wacker Drive,
                           29th Floor
                           Chicago, Illinois 60606-7484
                           Attn:  Jeffrey A. Schumacher
                           Fax:  (312) 207-6400

          9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

          9.4 ENTIRE AGREEMENT. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          9.5 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          9.6 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy provided for herein.

          9.7 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized respective officers as of the date first written above.

ST. MARTINS HOLDINGS II LIMITED          SECURITY ASSOCIATES INTERNATIONAL, INC.


BY: ________________________________     BY:_________________________
                                             NAME:________________
ITS:________________________________         TITLE:_________________

3K DIGITAL LIMITED                       FOAMART LIMITED

BY: __________________________           BY:_________________________
ITS: __________________________              NAME:_________________
                                             TITLE:_________________

SECURITYVILLAGE TECHNOLOGIES, LTD.       TJS PARTNERS LP

BY: __________________________           BY: ___________________________
ITS: __________________________
                                         ITS: ___________________________

SECURITYVILLAGE.COM, INC.

BY: __________________________
ITS: __________________________

                                                                 Exhibit E


                                                              EXECUTION COPY

                         TRANSFER AND RELEASE AGREEMENT


THIS TRANSFER AND RELEASE AGREEMENT (this "AGREEMENT") is made on 6th
August 2001


AMONG


(1)  SecurityVillage Technologies Ltd., and Israeli corporation ("SVT"); and

(2) Foamart Limited, a company limited by shares organised under the laws of England and Wales ("Foamart" and collectively with SVT, the "PARTIES").


NOW IT IS AGREED AS FOLLOWS:

1         INTERPRETATION

1.1       In this Agreement:

          "AFFILIATE" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For the purpose of this definition, the term "CONTROL" (including with correlative meanings, the terms "CONTROLLING", "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession of the power to direct or cause the direction of the management and policies of a Person.

          "AGREEMENT PARTY" means each party to this Agreement, including any Person who becomes a party to this Agreement after the date hereof.

          "ASSET PURCHASE AGREEMENT" means the Asset Purchase Agreement , dated as of the date hereof, between SAI and SecurityVillage, as the same may be amended from time to time.

          "CONTRACT" means any contract, commitment, agreement, arrangement, obligation, undertaking, instrument, permit, concession, franchise or license.

          "CORPORATE PARTIES" means the Agreement Parties which are not individual natural persons.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

          "GOVERNMENTAL OR REGULATORY AUTHORITY" means any exchange, court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any political subdivision.

          "SAI" means Security Associates International, Inc., a Delaware corporation.

          "SAI COMMON STOCK" means the common stock, par value $0.001 per share, of SAI.

          "SEC" means the Securities and Exchange Commission.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SECURITYVILLAGE" has the meaning set forth in the introductory paragraph to this Agreement.

          "SVT" means SecurityVillage Technologies, Ltd., an Israeli corporation.

          "VIDEO DOMAIN" means Video Domain Technologies Ltd., an Israeli corporation.

          "VIDEO DOMAIN COMMON STOCK" means the ordinary shares of nominal value NIS 0.01, of Video Domain.

1.2 Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; and (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

2         TRANSFER OF VIDEO DOMAIN SHARES

2.1       REPRESENTATIONS AND WARRANTIES OF SVT

          SVT hereby represents and warrants to Foamart as follows:

    2.1.1 SVT is the registered and beneficial owner of 1,936 shares of Video Domain Common Stock (the "SALE SHARES").

    2.1.2 The Sale Shares are validly issued, fully paid and non-assessable and are not subject to any lien or encumbrance.

2.2       TRANSFER OF SALE SHARES

          Upon execution of this Agreement, and subject to the provisions of this Agreement, SVT shall transfer to Foamart, with full title guarantee, the Sale Shares. SVT shall deliver to Foamart stock certificates for the Sale Shares, together with stock powers executed in blank and any other transfer documents reasonably requested by Foamart. SVT shall cause, to the extent possible, Video Domain to record Foamart as the registered and beneficial owner of the Sale Shares on the books and records of Video Domain.

3         TRANSFER OF SAI SECURITIES

3.1       REPRESENTATIONS AND WARRANTIES OF FOAMART

          Foamart hereby represents and warrants to SVT as follows:

     3.1.1 Foamart is the registered and beneficial owner of at least 600,000 SAI Warrants and at least 250,000 shares of SAI Common Stock (such 600,000 SAI Warrants and 250,000 shares of SAI Common Stock are collectively referred to as the "SAI SECURITIES").

     3.1.2 The SAI Securities are validly issued, fully paid and non-assessable and are not subject to any lien or encumbrance.

3.2       TRANSFER OF SAI SECURITIES

          Upon execution of this Agreement, and subject to the provisions of this Agreement, Foamart shall transfer to SVT, with full title guarantee, the SAI Securities. Foamart shall deliver to SVT stock and warrant certificates for the SAI Securities, together with stock powers executed in blank and any other transfer documents reasonably requested by SVT. Foamart shall cause, to the extent possible, SAI to record SVT as the registered and beneficial owner of the SAI Securities on the books and records of SAI.

4         ASSUMPTION OF LIABILITIES

4.1 In connection with the transfers referred to in Sections 2 and 3 hereof, Foamart hereby agrees to assume and discharge, only those obligations and only in those amounts set forth on Schedule 1 hereto (the "ASSUMED OBLIGATIONS"). None of the Assumed Obligations shall exceed the amounts corresponding to such Assumed Obligations as set forth on Schedule 1.

4.2 Except for the Assumed Obligations, Foamart shall not assume, and SVT and SecurityVillage shall remain liable for, any other obligations, liabilities and indebtedness of SVT and SecurityVillage, respectively, whether due or to become due, absolute or contingent, direct or indirect, or asserted or unasserted, and whether relating to the Video Domain Common Stock, SVT's business, SecurityVillage's business or otherwise, and regardless of whether disclosed herein or in any schedule or exhibit attached hereto, including without limitation, all liabilities for personal injury or property damage, tax liability, and any other liability arising out of the use or possession of the Video Domain Common Stock or the operation of SVT's and SecurityVillage's business prior to the date hereof.

5         WAIVER OF RIGHTS

5.1 Each Agreement Party, for its own account and on behalf of (i) all of their past, present and future employees, subsidiaries, Affiliates, partners, shareholders, predecessors, successors, assigns, representatives and agents, and (ii) all persons and entities (including insurers) claiming by or through any of them (collectively, the "AFFILIATED RELEASORS"), does hereby, to the fullest extent they may do so, FULLY AND FOREVER RELEASE, REMISE AND DISCHARGE all other Agreement Parties (the "RELEASEES") and their respective past, present and future officers, directors, employees, Subsidiaries, Affiliates, predecessors, successors, assigns, representatives, insurers and agents (collectively, the "GROUP RELEASEES"), from (1) any and all claims or demands of whatever kind, nature or description relating to or arising out of any damages, losses, liabilities, injuries and expenses (including reasonable attorneys' fees and expenses), causes of action or suits at law or in equity, verdicts, judgments and liens, whether based upon breach of contract, breach of warranty or covenant, tort, negligence, gross negligence, recklessness, fault, strict liability, misrepresentation, fraud, quantum meruit, breach of fiduciary duty, violation of statutes or administrative regulations or any other legal or equitable theory of recovery, whether presently known or unknown, developed or undeveloped, discovered or undiscovered, and regardless of when any such damages, losses, liabilities, injuries or expenses, or the effects and consequences thereof, may occur or are manifested, which any of the Affiliated Releasors may have ever had or may now have against any Group Releasee (collectively, "CLAIMS"), and (2) from any debt, liability or obligation of whatever kind, nature, description or basis, whether fixed, contingent or otherwise, whether presently known or unknown, developed or undeveloped, discovered or undiscovered, foreseen or unforeseen, matured or unmatured, accrued or not accrued, which any of the Group Releasees may have ever had, may now have or may hereafter have to any of the Affiliated Releasors (collectively, "LIABILITIES"), in the case of each of (1) and (2) for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement. The Claims and Liabilities being released under this Section 5.1 are collectively referred to herein as the "RELEASED CLAIMS". For purposes hereof, Nomura shall be considered an affiliate of Foamart and shall be included in the category of Group Releasees.

5.2       BINDING EFFECT

          It is understood and agreed that the release set forth in Section 5.1 shall be irrevocable and binding upon and inure to the benefit of the Group Releasees and their respective heirs, representatives, successors and assigns. It is further understood and agreed for the avoidance of doubt that the undersigned do hereby indemnify the Group Releasees in full against any and all Claims or Liabilities that hereafter may be asserted, made or maintained against any Group Releasee by, on behalf of or for the benefit of such Affiliated Releasor with respect to any Released Claim which may not, by virtue of any applicable law or for any other reason, be released, remised or discharged hereby.

5.3       NO RELIANCE

          The Releasors have read this Release in its entirety and acknowledge that they are entering into it without acting in reliance upon any representation made by the Group Releasees or any person or entity affiliated with the Group Releasees in any way; rather, it is agreed that the undersigned are acting fully and freely upon their own investigation and knowledge and are voluntarily executing this document of their own free will. In signing this Agreement, the Releasors acknowledge that they have relied upon the advice of counsel of their own selection and have been fully informed by their counsel of the legal effect of the release.

5.4       OWNERSHIP OF RELEASED CLAIMS

          The Releasors hereby represent and warrant that they (or the relevant Affiliated Releasor) are the sole and lawful owner of all right, title and interest in and to all Released Claims being released pursuant hereto, and that neither they nor any such Affiliated Releasor have or has heretofore assigned, transferred or encumbered, or purported to assign, transfer or encumber, any of such claims or disputes to any other person. The Releasors hereby further represent and warrant that there are no liens, claims or other encumbrances arising out of or relating to any of the Released Claims released by any of the Affiliated Releasors pursuant to this Agreement.

6         REPRESENTATIONS AND WARRANTIES

          As a material inducement to the other Agreement Parties to enter into this Agreement, each Agreement Party, as to itself, represents and warrants to the others that:

6.1       ORGANIZATION

          Each Corporate Party is a corporation, limited liability company, company limited by shares or partnership, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organisation.

6.2       AUTHORIZATION OF TRANSACTIONS

          Each Agreement Party has all requisite power, authority and legal capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by each of the Corporate Parties and the consummation of each of the transactions contemplated hereby have been duly and validly approved by its board of directors, and no other corporate proceedings on the part of any Corporate Party are necessary to authorize the execution, delivery and performance of this Agreement by Agreement Parties and the consummation by any of them of the transactions contemplated hereby and thereby, other than in the case of the Corporate Parties obtaining, where regulated, the approval of their respective stockholders. This Agreement has been duly and validly executed and delivered by each of the Agreement Parties and constitutes legal, valid and binding obligations of each of the Agreement Parties enforceable against each of the Agreement Parties in accordance with their terms.

6.3       NON-CONTRAVENTION; APPROVALS AND CONSENTS

          The execution and delivery of this Agreement does not, and the performance by each of them of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of its assets or properties or under any of the terms of (i) its certificate or articles of incorporation or bylaws (or other comparable charter documents), (ii) any laws or orders of any Governmental or Regulatory Authority, or (iii) any contracts to which any of them or their assets are bound, excluding those which, in the aggregate, could not be reasonably expected to have a material adverse effect on any Agreement Party or on the ability of any Agreement Party to consummate the transactions contemplated by this Agreement.

6.4       RESTRICTED SECURITIES

          SVT understands that: (i) the SAI Securities have not been registered under the Securities Act or under any state securities laws; and (ii) all certificates representing SAI Securities transferred pursuant to this Agreement, and any securities of SAI issued upon conversion or exercise of such securities will bear on their face the following legend:

                  The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws. No transfer or sale of these shares or any interest therein may be made without such registration and qualification unless the issuer has either
                  (i) received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law or (ii) has otherwise satisfied the terms of that certain Asset Purchase Agreement dated as of May __, 2001 by and among the issue and certain other parties regarding such transfer.

7         CERTAIN COVENANTS AND AGREEMENTS

7.1       FULFILLMENT OF CONDITIONS

          Each of the Agreement Parties will proceed diligently to satisfy each condition to the other's obligations contained in this Agreement and to consummate the transactions contemplated hereby, and none will take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition or to cause any of the transactions not to be consummated.

7.2       FURTHER ASSURANCES

          As and when requested by any Agreement Party at the cost and expense of such Agreement Party, the Agreement Parties shall execute and deliver, or cause to be executed and delivered, to the other Agreement Parties all such documents and instruments, and shall take, or cause to be taken, all such further or other actions, as the first Agreement Party may reasonably deem necessary or desirable to consummate, or evidence the consummation of the transactions contemplated by this Agreement.

8         MISCELLANEOUS

8.1       ENTIRE AGREEMENT; MUTUAL RELEASE

          This Agreement and any other agreements executed in connection herewith, including without limitation, Amended King Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to the subject matter hereof.

8.2       NO ASSIGNMENT; BINDING EFFECT

          Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective permitted successors and assigns.

8.3       AMENDMENT; WAIVER; TERMINATION

          No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or otherwise modified except in writing executed by each of the Agreement Parties.

8.4       NO THIRD-PARTY BENEFICIARIES

          The terms and provisions of this Agreement are intended solely for the benefit of each party hereto, the Group Releasees and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than the Group Releasees.

8.5       NOTICES

          All notices and other communications given or made pursuant hereto, unless otherwise specified, shall be in writing and shall be deemed to have been duly given or made if sent by fax (with confirmation in writing), delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the fax number or address set forth below or at such other addresses as shall be furnished by the parties by like notice, and such notice or communication shall be deemed to have been given or made upon receipt:

                  IF TO SVT, TO:            SecurityVillage.com, Inc.
                                            85 Medinat Ha'yehudin
                                            P.O. Box 4036
                                            Herzliya Pitauch
                                            46140 Israel
                                            Facsimile:  972-9-955-7580

                  IF TO FOAMART, TO:        Foamart Limited
                                            c/o Nomura International plc
                                            Nomura House
                                            1 St. Martin's Grand
                                            London EC1A 4NP
                                            Attention:   Steve Chapman
                                                         Catherine McLoughlin
                                            Facsimile:  (44) 207-521-3655

          if to any other Agreement Party, to the address set forth below its name on the signature pages hereto.

8.6       HEADINGS

          The headings contained in this Agreement and in the Schedules and Exhibits hereto are for convenience only and shall not affect the meaning or interpretation of this Agreement.

8.7       COUNTERPARTS

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

8.8       APPLICABLE LAW

          This Agreement shall be governed by, and construed in accordance with, the laws of England, without regard to the conflicts of law rules of such state.

8.9       INVALID PROVISIONS

          If any provision of this Agreement is held to be illegal, invalid or unenforceable and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

8.10      SPECIFIC ENFORCEMENT

          The parties hereto agree and acknowledge that money damages would not be a sufficient remedy for any breach of any provision of this agreement by any of the parties hereto and that any such breach would constitute immediate and irreparable harm, and that in addition to all other remedies which any party hereto may have, each party will be entitled, without posting any bond, to specific performance and injunctive relief, without showing any actual damage, or other equitable relief as a remedy for any such breach.

8.11      MUTUAL DRAFTING

          This Agreement is the mutual product of the parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Agreement Parties, and shall not be construed for or against any Agreement Party hereto.

                                                [signature pages follow]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                     SECURITYVILLAGE TECHNOLOGIES, LTD.



                                     By:____________________________________
                                        Name:
                                        Title:





                                     FOAMART LIMITED


                                     By:____________________________________
                                        Name:
                                        Title:

                                   SCHEDULE 1

                               ASSUMED OBLIGATIONS




                  Legal Fees currently owing      $500,000

                  Legal Fees paid                  $34,674

                  Financing Fees                  $400,000
                  (for Facility Agreements)

                  Demand Note                     $194,115

                  Past Fees                        $39,001

                  Financing Note                  $174,000

                  Financing Fee                   $100,000
                  (for prior transaction)

                  Assumed indebtedness            $100,000

                                                                 Exhibit F

                                                              EXECUTION COPY

                              CALL OPTION AGREEMENT

THIS CALL OPTION AGREEMENT (this "AGREEMENT") is made on 6 August 2001

BETWEEN

(1) FOAMART LIMITED, a limited company organised under the laws of England and Wales (company number 4155531) (the "GRANTOR");

(2) ST. MARTIN'S HOLDING II LIMITED, a limited company organised under the laws of England and Wales (the "ST. MARTINS");

(3)  SECURITYVILLAGE.COM, INC., a Delaware corporation ("SVC");

(4)  SECURITYVILLAGE TECHNOLOGIES LTD., an Israeli corporation (the "GRANTEE");

(5)  MOSHE COHEN, a citizen of Israel ("COHEN");

(6)  AUDIOGUARD INTERNATIONAL LIMITED, an Israeli corporation ("AUDIOGUARD");
     and

(7) J. STIMLER LTD., a limited company organised under the laws of England and Wales ("STIMLER").

NOW IT IS AGREED AS FOLLOWS:

1    INTERPRETATION

1.1  In this Agreement:

     "APPRAISER" means any "Big 5" accounting firm or internationally recognised investment bank engaged by St. Martins to determine the SVC Price.

     "COMMON STOCK" means the common stock, par value $0.001 per share, of SAI.

     "INTERCREDITOR AGREEMENT" means the Investment and Intercreditor Agreement, dated as of the date hereof, among the Grantor and the Noteholders Listed on Schedule 1 thereto.

     "OPTION" means the right granted pursuant to clause 2.1.

     "OPTION PERIOD" means the period commencing on the date hereof and ending on ___ September 2001.

     "OPTION SHARES" means the collective of (i) the 12,100 Series A Preferred Shares beneficially owned by and registered in the name of the Grantor,
     (ii) 460,000 shares of Common Stock beneficially owned by and registered in the name of the Grantor, (iii) the 1,094,118 Warrants beneficially owned by and registered in the name of the Grantor, (iv) the Video Domain Securities beneficially owned by and registered in the name of the Grantor and (v) any further shares, stock or other securities which are derived from the Option Shares or which are distributed by the applicable issuer in respect of the Option Shares and any shares, stock and other securities for the time being representing the same by reason of any alteration in the share capital of the applicable issuer or any amalgamation, re-organisation or reconstruction of the applicable issuer.

     "PERMITTED LIABILITIES" means any liabilities set forth in the monthly budgets of SVC and Grantee which are approved in advance by the Grantor, including without limitation the pre-approved operating expense budget attached as Schedule 2 hereto.

     "PURCHASE PRICE" means, at any date of determination, an amount necessary to satisfy the following liabilities:

     (i) reimburse Nomura for any unreimbursed costs and expenses (including attorneys fees and expenses) in connection with the preparation, negotiation and performance of this Agreement, the Intercreditor Agreement, the Facility Agreements, the Security Documents, the Asset Purchase Agreement, the Investment Agreement and related transactions; and

     (ii) pay all liabilities of SVC and the Grantee, including all liabilities and accounts payable to trade and other creditors, whether or not such liabilities are then due and payable; and

     (iii) repay the amounts set forth on Schedule 3 to the Intercreditor Agreement; and

     (iv) repay the Noteholders the principal amount of the Notes; and

     (v)  repay the Noteholders the accrued and unpaid interest on the Notes.

     "RESTRICTION PERIOD" means the period from the date hereof until the first date upon which both (i) the Grantor and the Noteholders neither hold nor own any Collateral and (ii) Foamart, St. Martin's Holdings II Limited and 3K Capital (GP) Limited collectively own less than 10% of the Series A Preferred Shares and Series D Preferred Shares in the aggregate; provided however, that the Restriction Period shall terminate on any date after the six month anniversary of the date hereof upon notice by the Grantee to the Grantor that the Grantee desires the Restriction Period to be terminated.

     "SAI" means Security Associates International, Inc., a Delaware corporation.

     "SAI COMMON" means the common stock, par value $0.001 per share, of SAI.

     "SERIES A PREFERRED SHARES" means the Series A Convertible Preferred Stock, par value $10.00 per share, of SAI, having a liquidation value of $350.00 per share and convertible into 100 shares of Common Stock, and otherwise having substantially the terms, preferences and provisions set forth in the Certificate of Designations therefore filed in the State of Delaware, as amended.

     "SHORTFALL AMOUNT" for a given month means the amount equal to $40,000 minus the amount raised by the Grantee in such month from the sale of 15,000 shares of SAI Common, which amount shall not exceed $50,000 in the aggregate.

     "SVC OPTION" means the right granted pursuant to clause 3.1.

     "SVC PERIOD" means the three month period commencing on the completion of the purchase and sale of the Option Shares pursuant to Section 4.2 and ending three months thereafter.

     "SVC PRICE" means, at any date of determination, an amount equal to the fair market value of the SVC shares as between a willing seller and willing purchaser, with neither being under any compulsion to purchase or sell, as determined by the Appraiser. In determining the SVC Price the Appraiser shall take into account that the Option over the Option shares has been exercised.

     "SVC SERIES A" means the Series A 8% Convertible Preferred Stock, par value $0.01 per share, of SVC.

     "SVC SERIES D" means the Series D 8% Convertible Preferred Stock, par value $0.01 per share, of SVC.

     "SVC SHARES" means all shares of capital stock of SVC owned by St. Martins as of the date hereof.

     "WARRANTS" means the stock purchase warrants, dated as of the date hereof, issued by SAI and each entitling the holder to purchase a share of Common Stock at an exercise price of $3.50 per share.

1.2 Capitalised terms used herein and not otherwise defined herein shall have the meanings given such terms in the Intercreditor Agreement.

2    OPTION OVER OPTION SHARES

2.1 In consideration of the sum of one pound paid by the Grantee (receipt of which is acknowledged by the Grantor) the Grantor hereby grants to the Grantee the right exercisable at any time during the Option Period to purchase the Option Shares for a total purchase price equal to the Purchase Price, upon the terms and subject to the conditions of this Agreement.

2.2 The Option shall be exercisable only in respect of all the Option Shares and not some only.

2.3 The parties shall be bound to complete the sale and purchase of the Option Shares two business days after the date of service of the notice of exercise.

3    OPTION OVER SVC SHARES

3.1 In consideration of the sum of one pound paid by each of Cohen and Audioguard (receipt of which is acknowledged by the St. Martins) St. Martins hereby grants to Cohen and Audioguard (pro rata based on their equity ownership interest in Grantee) the right exercisable at any time during the SVC Period to purchase the SVC Shares for a total purchase price equal to the SVC Price, upon the terms and subject to the conditions of this Agreement.

3.2 The SVC Option shall be exercisable only in respect of all the SVC Shares and not some only. For further clarity, in order for either Cohen or Audioguard to exercise their option over SVC Shares both Cohen and Audioguard are required to exercise their option over SVC Shares in full.

3.3 To exercise the SVC Option, Cohen and Audioguard shall together deliver a notice (in the form of an irrevocable undertaking and offer to purchase) to purchase the SVC Shares at the SVC Price to be determined, together with cash sufficient to fully compensate the Appraiser. Upon receipt of such notice and offer to purchase St. Martins shall engage the Appraiser to determine the SVC Price as soon as possible. When such price is determined, St. Martins shall notify Cohen and Audioguard of the SVC Price and the parties shall be bound to complete the sale and purchase of the SVC Shares two business days thereafter. Cohen and Audioguard will pay all costs of the Appraiser and will provide such costs to St. Martins in advance of St. Martins engaging the Appraiser.

4    COMPLETION

4.1 Completion of the sale and purchase of the Option Shares and/or SVC Shares shall take place at the offices of Weil, Gotshal & Manges, One South Place, London EC2M 2WG, or at such other place as the parties shall mutually agree not later than 12:00 noon on the relevant day.

4.2  At completion of the sale and purchase of the Option Shares:

     4.2.1  the Grantor shall deliver to the Grantee:

          (a) a duly executed transfer of the Option Shares accompanied by the relative share, option and warrant certificates; and

          (b) such other deeds and documents as may be necessary to transfer to the Grantee or as it may direct the unencumbered beneficial ownership of the Option Shares.

      4.2.2 the Grantee shall deliver to the Grantor, by wire transfer in immediately available funds, the Purchase Price in respect of the total purchase price.

       4.2.3 the Grantor shall (so far as it is able) procure that upon presentation of the stamped transfer of the Option Shares to the applicable issuer together with the relative certificates it shall be approved and the transferee shall be registered as the holder of the Option Shares.

  4.3      At completion of the sale and purchase of the SVC Shares:

    4.3.1   St. Martins shall deliver to Cohen:

          (a) a duly executed transfer of the SVC Shares purchased by Cohen accompanied by the applicable share and warrant certificates; and

          (b) such other deeds and documents as may be necessary to transfer to Cohen or as he may direct the unencumbered beneficial ownership of the SVC Shares purchased by him.

     4.3.2    St. Martins shall deliver to Audioguard:

          (a) a duly executed transfer of the SVC Shares purchased by Audioguard accompanied by the applicable share and warrant certificates; and

          (b) such other deeds and documents as may be necessary to transfer to Audioguard or as it may direct the unencumbered beneficial ownership of the SVC Shares purchased by it.

     4.3.3 Cohen shall deliver to St. Martins, by wire transfer in immediately available funds, the SVC Price in respect of the total purchase price for the SVC Shares purchased by Cohen.

     4.3.4 Audioguard shall deliver to St. Martins, by wire transfer in immediately available funds, the SVC Price in respect of the total purchase price for the SVC Shares purchased by Audioguard.

      4.3.5 St. Martins shall (so far as it is able) procure that upon presentation of the stamped transfer of the SVC Shares to SVC together with the relative certificates it shall be approved and the transferee shall be registered as the holder of the SVC Shares.

5    OPTION SHARES AND SVC SHARES

5.1 All rights attached to the Option Shares shall accrue to the Grantee on the date of service of its notice exercising the Option and, following the exercise of the Option, the Grantor shall account to the Grantee for all dividends or other distributions of the applicable issuer declared or paid by reference to a record date which is prior to the date of completion and shall exercise all voting and other rights at the direction of the Grantee.

5.2 The Grantor shall if required by the Grantee renounce in favour of the Grantee any rights which may be offered in a rights issue by the applicable issuer in respect of the Option Shares during the Option Period.

6    GRANTOR'S WARRANTIES AND UNDERTAKINGS

6.1 The Grantor warrants to the Grantee that it has full power and authority to grant an option in respect of the Option Shares upon the terms and conditions of this Agreement.

6.2 Prior to the exercise or expiry of the Option any transfer, disposition, charge over, pledge or encumbrance of the Option Shares shall be subject to this Agreement and the Option granted hereunder. The Grantor will ensure that any transferee of any Option Shares acknowledges that such Option Shares will be transferred subject to this Agreement and the Option granted hereunder. The Grantor shall request that SAI place on the Option Share certificates a legend indicating the Option Shares are subject to this Agreement and the Option granted hereunder.

6.3 Upon exercise of the Option, the Option Shares shall upon completion be sold free of any liens, charges or encumbrances.

6.4 The Grantor warrants to Cohen and Audioguard that it has full power and authority to grant an option in respect of the SVC Shares upon the terms and conditions of this Agreement.

6.5 Prior to the exercise or expiry of the SVC Option any transfer, disposition, charge over, pledge or encumbrance of the SVC Shares shall be subject to this Agreement and the SVC Option granted hereunder. The Grantor will ensure that any transferee of any SVC Shares acknowledges that such SVC Shares will be transferred subject to this Agreement and the SVC Option granted hereunder. The Grantor shall request that SVC place on the SVC Share certificates a legend indicating the SVC Shares are subject to this Agreement and the SVC Option granted hereunder.

6.6 Upon exercise of the SVC Option, the SVC Shares shall upon completion be sold free of any liens, charges or encumbrances.

7    COVENANTS

7.1 During the Restriction Period the Grantee and SVC shall not, and shall ensure that the other does not, where any of the activities specified below are proposed to be effected, effect or proceed with such activity without the prior written approval of the Grantor; provided that if Grantor has not responded to the Grantee or SVC, as applicable, within five full business days following actual receipt of such notice, consent to such action shall be deemed given, unless the Grantee or SVC, as applicable, has reason to believe that Grantor intends to object to such action:

     7.1.1 incur any indebtedness (including, without limitation, obligations pursuant to any debenture, bond, note, loan stock or other security of it and obligations pursuant to finance leases), other than Permitted Liabilities;

     7.1.2 incur any trade payables, accounts payable or other liabilities other than Permitted Liabilities;

     7.1.3 settle, pay, negotiate or otherwise compromise any debts or liabilities, except as provided in clauses 7.2, 7.3 or 7.4;

     7.1.4 sell, lease, license or otherwise dispose of any assets or rights of it or any actual or proposed acquisition of any assets or rights by it, except that Grantee shall be permitted to sell up to 15,000 shares of SAI Common in each calendar month;

     7.1.5 enter into, renew or vary, modify, amend, supplement or terminate any contracts or agreements;

     7.1.6 hire any employees or change the terms and conditions of employment of any Director, officer or employee, except that Grantee shall be permitted to hire an employee to replace any employee terminated or resigned after the date hereof so long as the new employee is employed on substantially the same terms as the terminated or resigned employee;

     7.1.7 create or redeem any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or other security interest in respect of all or any part of the undertaking, property or assets of it;

     7.1.8 give any guarantee or indemnity or assume any indebtedness other than as permitted by Section 7.5;

     7.1.9 initiate, conduct, settle or abandon any claim, litigation, arbitration or other proceedings involving it or any admission of liability by or on behalf of it, including in relation to debt collection;

     7.1.10 approve any transfer of shares;

     7.1.11 declare or pay any dividend or distribute any of its assets;

     7.1.12 make any claim, disclaimer, surrender, election or consent of a material nature for tax purposes;

     7.1.13 issue shares, equity or options over equity securities;

     7.1.14 initiate a winding up of it or amend its articles of association, except that its articles of association may be amended solely to change its name;

     7.1.15 make any loan or grant any credit;

     7.1.16 prepay any loan;

     7.1.17 grant any power of attorney; or

     7.1.18 do any of the matters specified in Clauses 7.1.1 to 7.1.17 above by any subsidiary of it.

7.2 SVC hereby agrees that any cash or other assets of SVC, including proceeds from the sale by SVC of any assets or equity of SVC (including, without limitation, the sale of SAI Common and the sale of the business or assets of Supply Dog), will be used to satisfy Permitted Liabilities of SVC and the creditors of SVC as set forth on Schedule 1 hereto, unless SVC obtains the prior written consent of the Grantor, and pending such use the cash shall be deposited in an account approved by the Grantor. All payments to creditors of SVC set forth on Schedule 1 hereto will be made pro rata to creditors of the same priority (commencing with priority 1) based upon the maximum amount due such creditors, unless a creditor agrees to a payment less than its pro rata amount, in which case such lesser amount may be paid to satisfy such liability. No payments will be made to (i) creditors in any lesser priority unless each creditor in priority 1 is either paid in full based upon the maximum amount due to such creditor or has agreed to accept the reduced payment offered and has executed a release to that effect or
     (ii) any creditor that has not provided proof of its claim against SVC to the satisfaction of Foamart (which satisfaction must be in writing). After each creditor of SVC has either been paid in full or has agreed to accept the reduced payment offered and has executed a release to that effect, SVC shall make any excess cash of SVC available to SVC's subsidiaries to allow such subsidiaries to pay their creditors. Cohen, as Chairman of SVC, will be responsible for ensuring that each creditor of SVC is contacted with a proposal for satisfying their claims in accordance with the terms set forth herein within ten (10) business days of the date hereof.

7.3 The Grantee hereby agrees that any cash or other assets of the Grantee, including proceeds from the sale by the Grantee of any assets or equity of the Grantee (including, without limitation, the sale of SAI Common), will be used to satisfy Permitted Liabilities of the Grantee and the creditors of the Grantee as set forth on Schedule 1 and Schedule 2 hereto, unless the Grantee obtains the prior written consent of the Grantor, and pending such use the cash (excluding the cash obtained from the sale of SAI Common and the cash raised as permitted by clause 7.4(i)) shall be deposited in an account approved by the Grantor; provided however, that the restrictions set forth in this Section 7.3 shall terminate on any date after the six month anniversary of the date hereof upon notice by the Grantee to the Grantor that the Grantee desires such restrictions to be terminated.. All payments to creditors of the Grantee set forth on Schedule 1 hereto will be made pro rata to creditors of the same priority (commencing with priority
     1) based upon the maximum amount due such creditors, unless a creditor agrees to a payment less than its pro rata amount, in which case such lesser amount may be paid to satisfy such liability. No payments will be made to (i) creditors in any lesser priority unless each creditor in priority 1 is either paid in full based upon the maximum amount due to such creditor or has agreed to accept the reduced payment offered and has executed a release to that effect or (ii) any creditor that has not provided proof of its claim against the Grantee to the satisfaction of Foamart (which satisfaction must be in writing). Cohen, as Chairman of the Grantee, will be responsible for ensuring that each creditor of the Grantee is contacted with a proposal for satisfying their claims in accordance with the terms set forth herein within ten (10) business days of the date hereof.

7.4 Notwithstanding Section 7.1, Grantee shall be entitled to (i) enter into the agreements necessary to raise the funds necessary to exercise the Option, so long as such agreements are executed simultaneously with the exercise of the Option and (ii) obtain financing (including, without limitation, by way of debt) in an amount not to exceed the Shortfall Amount to satisfy Permitted Liabilities and the creditors of the Grantee as set forth on Schedule 1 hereto.

7.5 The Grantee will assume the liability of Audioguard International to First International Bank of Israel in the amount of $900,000.00 upon the first to occur of (A) such liability being expressly subordinate to the payment in full or settlement of claims of all other creditors of the Grantee and SVC in a form expressly approved by the Grantor and (B) all liabilities of SVC and the Grantee, including all liabilities and accounts payable to trade and other creditors, whether or not such liabilities are then due and payable, are paid in full or otherwise settled to the satisfaction of each creditor and each creditor accepting a reduced payment has executed a release to that effect.

8    VIDEO DOMAIN SHARES

8.1 Simultaneously with completion of the transactions contemplated by the Video Domain MOU, the Grantor shall transfer to Stimler without additional consideration from Stimler 36 ordinary shares in Video Domain.

9    MISCELLANEOUS

9.1 The Grantee acknowledges that the Grantor shall have the right to transfer the Option Shares subject to this Agreement and the Option granted hereunder.

9.2 The parties hereto acknowledge and agree that the Grantor shall have the right in its sole discretion, to waive the requirement, from time to time and at any time, that the Grantee and/or SVC obtain the consent of the Grantor prior to taking certain actions set forth in Sections 7.1, 7.2, 7.3 or 7.4.

9.3 Cohen and Audioguard acknowledge that St. Martins shall have the right to transfer the SVC Shares subject to this Agreement and the SVC Option granted hereunder; provided that any such transfer is subject to, and nothing in this Agreement shall be construed as a waiver of, the provisions of SVC's certificate of incorporation or bylaws or any other agreement to which such SVC Shares are subject.

9.4 This Agreement shall be binding upon each party's successors and assigns but, except as expressly provided above, none of the rights of the parties under this Agreement may be assigned or transferred.

9.5 Any notice required to be given by any of the parties under this Agreement may be sent by post to the registered office of the addressee or to such other address as the addressee may from time to time have notified for the purpose of this clause. Communications sent by post shall be deemed to have been received forty eight hours after posting.

9.6 This Agreement and any dispute, controversy, proceeding or claim of whatever nature arising out of or in any way relating to this Agreement or its formation or performance, is governed by and shall be construed in accordance with the laws of England. The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and to settle any disputes which may arise out of or in connection with this Agreement and for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England.

                                    * * * * *

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                FOAMART LIMITED


                                By: ________________________________
                                Name:
                                Title:


                                 SECURITYVILLAGE.COM, INC.


                                 By: _________________________________
                                 Name:
                                 Title:


                                 SECURITYVILLAGE TECHNOLOGIES LTD.


                                 By: _________________________________
                                     Name:
                                     Title:


                                 MOSHE COHEN


                                 -------------------------------------
                                      Moshe Cohen


                                  AUDIOGUARD INTERNATIONAL


                                  By:  __________________________________
                                       Name:
                                       Title:

                                  J. STIMLER LTD.


                                  By:  __________________________________
                                       Name:
                                       Title:

                                  ST. MARTIN'S HOLDING II LIMITED


                                  By:  __________________________________
                                       Name:
                                       Title:

                                   SCHEDULE 1

                              LIABILITIES SCHEDULE

                                   SCHEDULE 2

                            MONTHLY OPERATING BUDGET


         Moshe Cohen salary (management fees)                $20,000.00

         Secretary (salary)                                    2,500.00

         Comptroller - part-time                               2,000.00

         Social Benefits                                       6,000.00

         Office lease                                          5,000.00

         Office running and miscellaneous expenses             4,500.00
                                                             ------------

                  Total                                      $40,000.00

                                                                      Exhibit G

                            ASSET PURCHASE AGREEMENT

                                      AMONG

                    SECURITY ASSOCIATES INTERNATIONAL, INC.,

                           S VILLAGE ACQUISITION CORP.

                                       AND

                            SECURITYVILLAGE.COM, INC.

                              DATED: AUGUST 6, 2001

                            ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT (the "AGREEMENT"), dated as of August 6, 2001, is entered into by and among Security Associates International, Inc, a Delaware corporation ("SAI"), S Village Acquisition Corp., a Delaware corporation ("SVA"), and SecurityVillage.com, Inc., a Delaware corporation ("SELLER").

                                    RECITALS

          WHEREAS, the board of directors of Seller and the stockholders of Seller (the "STOCKHOLDERS"), have approved the transactions contemplated hereby and have determined that it is not detrimental to their respective best interests to consummate the sale of assets described in Article 2 (the "ASSET SALE") and the other transactions contemplated herein;

          WHEREAS, SVA is a wholly-owned subsidiary of SAI, the board of directors of SVA and the sole stockholder of SVA have approved the transactions contemplated hereby and have determined that it is advisable and in the best interests of SVA to consummate the Asset Sale and the other transactions contemplated herein; and

          WHEREAS, the board of directors of SAI has approved the transactions contemplated hereby, subject to the approval of the stockholders of SAI, and have determined that it is advisable and in the best interests of SAI to consummate the Asset Sale and the other transactions contemplated herein.

          NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein and other good and valuable consideration, the parties hereto, on the basis of, and in reliance upon, the representations, warranties, covenants, obligations and agreements set forth in this Agreement, and upon the terms and subject to the conditions contained herein, agree as follows:

                                   ARTICLE 1

                                   DEFINITIONS

          The following terms shall have the meanings assigned below when used in this Agreement:

          1.1 "ACQUIRING PARTIES" shall have the meaning assigned in Section
9.1;

          1.2 "ADVERSE CONSEQUENCES" means all charges, complaints, actions, suites, proceedings, hearings, investigations, claims, demands, costs of investigation and defense, judgements, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, taxes, security interests, losses, expenses, and fees, including without limitation all attorney's fees and court costs;

          1.3 "AFFILIATE" shall mean, with respect to any particular Person, any Person controlling, controlled by or under common control with such Person, whether by ownership or control of voting securities, by contract or otherwise;

          1.4 "AGREEMENT" shall mean this Asset Purchase Agreement;

          1.5 "ASSET SALE" shall have the meaning assigned in the first Recital;

          1.6 "ASSIGNED CONTRACTS" shall have the meaning assigned in Section 2.1(c);

          1.7 "ASSUMED OBLIGATIONS" shall have the meaning assigned in Section 3.2(a);

          1.8 "BUSINESS" shall have the meaning assigned in Section 2.1(b);

          1.9 "CLAIMS" shall have the meaning assigned in Section 4.10;

          1.10 "CLOSING" shall mean the consummation of the Asset Sale;

          1.11 "CLOSING DATE" shall mean the date hereof or, if the conditions to closing have not been satisfied by such date, such other later time and date upon which Parties hereto mutually agree;

          1.12 "CODE" shall mean the Internal Revenue Code of 1986, as amended, and any successor statute thereto, and the rules and any successor statute thereto, and the rules and regulations issued and promulgated thereunder, as in effect from time to time;

          1.13 "CONFIDENTIAL INFORMATION" shall mean any and all oral, written, electronic or other information designated as confidential or which ought to be considered as confidential from its nature or from the circumstances surrounding its disclosure, regardless of whether such information was disclosed before, on or after the date of this Agreement, other than such information that (i) is generally available or known by the public immediately prior to the time of disclosure (except through the actions or in actions of the Person to whom disclosure has been made) or (ii) has been acquired or developed independent from the Person making the disclosure thereof;

          1.14 "CONFIDENTIALITY AGREEMENTS" shall have the meaning assigned in
Section 6.8;

          1.15 "CONSIDERATION" shall have the meaning assigned in Section 3.1;

          1.16 "DESIGNATED EMPLOYEES" means each of Persons identified on
SCHEDULE 4.13 attached hereto.

          1.17 "DISTRIBUTION AGREEMENT" means the Memorandum of Agreement, in the form attached hereto, among SAI and the other parties thereto;

          1.18 "EXCLUDED ASSETS" shall have the meaning assigned in Section 4.6;

          1.19 "GAAP" shall mean "Generally Accepted Accounting Principles" which shall mean the accounting rules, principles and conventions adopted by the American Institute of Certified Public Accountants and referred to by that name;

          1.20 "INDEMNIFICATION AND RELEASE AGREEMENTS" shall mean each of those certain Indemnification and Release Agreements, in the form attached hereto, each executed by Seller and each of the Designated Employees;

          1.21 "INTELLECTUAL PROPERTY" shall mean all of the patents, trademarks, trade names, service marks, internet domain names, trade secrets, designs, know-how, copyrights, computer programs and software, web page content, and all rights, licenses and contracts relating to any of the foregoing, and all other proprietary rights and information of Seller and its subsidiaries;

          1.22 "INVESTMENT AGREEMENT" shall mean the SV/Foamart Investment Agreement, dated as of June __, 2001, among Seller, SAI, TJS Partners, L.P. and the other parties thereto;

          1.23 "INVESTOR LETTER" shall mean the letter, in the form attached hereto or otherwise in form and substance reasonably acceptable to SAI, delivered by SecurityVillage Designees setting forth certain investment representations necessary to preserve the private offering exemption under applicable law;

          1.24 "ISRAELI PATENTS" shall have the meaning assigned in Section
6.13.

          1.25 "ISRAELI PATENTS CONSENT" shall have the meaning assigned in
Section 6.13.

          1.26 "LIABILITY" and "LIABILITIES" shall have the meanings assigned under GAAP;

          1.27 "LIEN" shall have the meaning assigned in Section 4.6;

          1.28 "LOSS" shall have the meaning assigned in Section 9.2;

          1.29 "NAMED CREDITORS" shall mean the creditors and shareholders of SecurityVillage Technologies, SecurityVillage.com, Inc., STA Products, Inc. and GIG Ltd. as set forth on the Creditors Schedule attached hereto.

          1.30 "NONCOMPETE AGREEMENTS" shall have the meaning assigned in
Section 6.8;

          1.31 "PERMITS" shall mean all governmental licenses, registrations, permits, approvals and applications therefor;

          1.32 "PERSON" shall mean any individual, trust, corporation, partnership, limited partnership, limited liability company or other business association or entity, court, governmental body or governmental agency;

          1.33 "PROPRIETARY RIGHTS" shall have the meaning assigned in Section 4.9(a);

          1.34 "PURCHASED ASSETS" shall have the meaning assigned in Section
2.1;

          1.35 "REGISTRATION AGREEMENT" means the Registration Rights Agreement, in the form attached hereto, among SAI, Seller and the other parties thereto, covering the registration rights with respect to shares of SAI Common including without limitation, the SAI Common issued under this Agreement;

          1.36 "SAI" shall mean Security Associates International, Inc., a Delaware corporation;

          1.37 "SAI COMMON" shall mean the common stock, $.001 par value, of SAI;

          1.38 "SAI FINANCIAL STATEMENTS" shall have the meaning assigned in
Section 5.4;

          1.39 "SAI INDEMNIFIABLE LOSSES" shall have the meaning assigned in
Section 9.1(a);

          1.40 "SAI PROXY STATEMENT" shall mean the proxy statement filed by SAI with respect to obtaining Stockholder Approval;

          1.41 "SAI SEC REPORTS" shall have the meaning assigned in Section 5.4;

          1.42 "SCHWEIGER LAWSUIT" shall mean that certain lawsuit filed by Barry Schweiger against Seller and Audiogard International Limited, a corporation organized under the laws of Israel, in the Supreme Court of the State of New York, County of Suffolk, Index No. 00-18298, together with all actions and proceedings related thereto.

          1.43 "SEC" shall mean the Securities Exchange Commission;

          1.44 "SECURITIES ACT" shall mean the Securities Act of 1933, as amended;

          1.45 "SECURITIES EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended;

          1.46 "SECURITYVILLAGE DESIGNEE" shall mean those Persons designated by the Seller who have executed an Investor Letter, including, without limitation, creditors of Seller, stockholders of Seller, subsidiaries of Seller and/or Persons acquiring shares from Seller in connection with the sale of Supply Dog, Ltd.;

          1.47 "SECURITYVILLAGE TECHNOLOGIES" means SecurityVillage Technologies, Ltd., an Israeli corporation and subsidiary of Seller;

          1.48 "SELLER" shall mean SecurityVillage.com, Inc., a Delaware corporation;

          1.49 "SELLER INDEMNIFIABLE LOSSES" shall have the meaning assigned in
Section 9.1(b);

          1.50 "STOCKHOLDER APPROVAL" shall have the meaning assigned in Section 5.2;

          1.51 "STOCKHOLDERS" shall have the meaning assigned in the first Recital of this Agreement;

          1.52 "STOCKHOLDERS AGREEMENT" means the Stockholders Agreement, in the form attached hereto, among SAI, Seller and the other parties thereto, dealing with certain corporate governance and other matters with respect to SAI;

          1.53 "SVA" shall mean S Village Acquisition Corp., a Delaware corporation; and

          1.54 "THIRD PARTY CLAIM" shall have the meaning assigned in Section
9.2.

                                    ARTICLE 2

                               PURCHASE OF ASSETS

          2.1 PURCHASED ASSETS. On the terms and subject to the conditions set forth in this Agreement, SVA shall purchase from Seller, and Seller shall sell, transfer, assign and deliver to SVA, on the Closing Date (except with respect to the Israeli Patents, as to which Section 6.13 shall apply), the assets of the Seller as set forth in SCHEDULE 2.1 attached hereto (collectively, the "PURCHASED ASSETS"), along with the following:

          (a) Manuals, pamphlets, books, manuscripts, business plans, drawings and other work product, whether written or electronic form, including, without limitation, those items listed on SCHEDULE 2.1(a) attached hereto;

          (b) All goodwill incident to or associated with the Purchased Assets and the business relating thereto (the "BUSINESS"), all telephone numbers, telephone and advertising listings relating to the Business, domain names and web page content, customer lists and all other information and data relating to the customers and suppliers of, and contractors to, the Business, and all business development, marketing information, trademarks and trade names (including, without limitation, all rights, to the name "SecurityVillage," and all combinations with any of the foregoing and all goodwill associated therewith), service marks, copyrights, computer programs and software, algorithms, source code and other software, trade secrets, processes, know-how, engineering, drawings, plans and product specifications, promotional displays and materials, all other Intellectual Property, and any licenses, license agreements and applications related to any of the foregoing; whether in print, electronic or other media, used or useful in producing the products and/or delivering the services of the Business or containing or embodying any of the foregoing (all patents, registered copyrights and registered trademarks and tradenames, and any applications for any of the foregoing, are set forth on SCHEDULE 2.1(B));

          (c) All rights under each of the contracts, leases, license agreements and other agreements identified on SCHEDULE 2.1(C) (collectively, the "ASSIGNED CONTRACTS");

          (d) All operating data, books, files and records, whether in print, electronic or other media, including, without limitation, correspondence, billing information, invoices and records, financial, sales, market and credit information, drawings, patterns, slogans, processes, market research and other research materials and contract documents;

          (e) All claims, warranties, chooses in action, causes of action, rights of recovery and rights of set-off of any kind relating to the Purchased Assets; and

          (f) All other properties, rights and assets relative to the Business, tangible or intangible, including, without limitation, rights under warranties, whether or not reflected in the consolidated financial statements of Seller and wherever located, but excluding the Excluded Assets.

                                   ARTICLE 3

                                  CONSIDERATION

          3.1 CONSIDERATION. The consideration for the Purchased Assets (the "CONSIDERATION") shall consist of 200,000 fully-paid and nonassessable shares of SAI Common. SAI shall at the Closing issue the Consideration to Seller and/or the SecurityVillage Designees who have executed and delivered an Investor Letter.

          3.2 ASSUMPTION OF SPECIFIED LIABILITIES.

          (a) As additional consideration for the Purchased Assets, SVA hereby assumes and agrees to discharge only those obligations and only in those amounts set forth on SCHEDULE 3.2(a) attached hereto (provided that with respect to any contracts or agreements set forth on SCHEDULE 3.2(a), SVA shall assume only those obligations to be performed after the Closing Date, and not any liability for prior breach or non-performance, except for pre-closing liabilities for monetary wages under employment contracts as specified on SCHEDULE 3.2(a) (the "ASSUMED OBLIGATIONS")). None of the Assumed Obligations shall exceed the amounts corresponding to such Assumed Obligations as set forth on SCHEDULE 3.2(a). If SVA shall negotiate or otherwise obtain a reduction in the amount of any of the Assumed Obligations, then Seller shall not in any way receive a refund or other adjustment of the Consideration or otherwise as a result thereof. It is hereby acknowledged that certain of the Assumed Obligations are not related to the Purchased Assets and are thus deemed to be additional Consideration.

          (b) Except for the Assumed Obligations, SVA and SAI shall not assume, and Seller shall be and remain liable for, any other obligations, Liabilities and indebtedness of Seller, whether due or to become due, absolute or contingent, direct or indirect, or asserted or unasserted, and whether relating to the Purchased Assets, Seller's business operations or otherwise, and regardless of whether disclosed herein or on any Schedule or Exhibit attached hereto (other than SCHEDULE 3.2(a)) including without limitation, all Liabilities for personal injury or property damage and any other Liability, including but not limited to Liabilities relating to taxes, arising out of the use or possession of the Purchased Assets or the operation of Seller's business prior to Closing, including, without limitation, all Liabilities in respect of the Schweiger Lawsuit.



                                    ARTICLE 4

                      REPRESENTATIONS WARRANTIES OF SELLER

          Seller represents, warrants and acknowledges to SVA and SAI and each of their successors and assigns that the following representations and warranties are true and correct on the date of execution of this Agreement, and shall again be true and correct as of the Closing Date, except, in each case, for representations and warranties that speak as of a specific date and except as set forth on the applicable Disclosure Schedules attached hereto.

          4.1 ORGANIZATION AND STANDING; CERTIFICATE OF INCORPORATION AND BY-LAWS. Seller (i) is a corporation duly organized and validly existing under and by virtue of, the laws of the state of Delaware and is in good standing under such laws, (ii) has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted, (iii) does business under the names listed on SCHEDULE 4.1 and does not conduct any business, and is not commonly known by any other names, other than as set forth on SCHEDULE 4.1 and (iv) has complied with all laws requiring the registration or other recording of such names in each jurisdiction in which Seller does business, except, in each case, where the failure of such representation to be true could not reasonably be expected to have a material adverse affect on the Purchased Assets. The certified copies of the Certificate or Articles of Incorporation and By-laws of Seller, attached to SCHEDULE 4.1, are true, correct and complete and contain all amendments through the date hereof.

          4.2 POWER AND AUTHORITY. Seller has, and will have at the Closing, all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Asset Sale and to carry out and perform its other obligations under this Agreement. Seller's Board of Directors and Stockholders will have given their approval of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms. Attached to SCHEDULE 4.2 are certified copies of the resolutions of Seller authorizing the transactions contemplated hereby, which have not been amended or revoked.

          4.3 CONSENTS AND APPROVALS. No material approval or authorization of the Stockholders or the directors of Seller, of any governmental authority or agency or any other third party, is required for the consummation by Seller of the Asset Sale or the other transactions contemplated by this Agreement, except for those listed on SCHEDULE 4.3, all of which have been obtained and copies of which have been delivered to SVA. Except as contemplated by this Agreement, to the knowledge of Seller, no filing or registration with any court or governmental or regulatory agency or board is required to be made on behalf of Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

          4.4 ABSENCE OF CHANGES. Except as otherwise set forth in SCHEDULE 4.4, since the December 31, 2000:

          (a) Seller has not accelerated, terminated, modified, cancelled or committed any material breach of any Assigned Contract;

          (b) Seller has not cancelled, compromised, waived, or released any material right or claim;

          (c) Seller has not increased the compensation of any of the Designated Employees, or the rate of pay of any of the Designated Employees; entered into any employment contract with any of the Designated Employees; paid or committed to pay any bonus to any of the Designated Employees; and there are no impending terminations or, to Seller's knowledge, resignations of any of the Designated Employees;

          (d) there has not been any material change in the contingent obligations of Seller by way of guaranty, endorsement, indemnity, warranty or otherwise;

          (e) Seller has not entered into, altered or amended any licensing or contractual arrangements with respect to any material Intellectual Property; and

          (f) Seller has not mortgaged, pledged or subjected to any lien, charge or any other encumbrance, any of the Purchased Assets.

          4.5 ASSIGNED CONTRACTS. Seller has delivered to SVA true and correct copies of each of the Assigned Contracts.

          4.6 TITLE TO AND SUFFICIENCY OF PROPERTIES AND ASSETS. Seller has good and marketable title to the Purchased Assets and has good title to all its leasehold interests, in each case subject to no mortgage, pledge, security interests, lien, lease, encumbrance or charge ("LIEN"), except for the Liens listed on SCHEDULE 4.6. All of the Purchased Assets have been operated in compliance with all applicable statutes, rules, regulations and ordinances. Seller hereby represents and warrants that set forth on SCHEDULE 4.6 is a list by category of all material assets, properties and rights owned by Seller or its subsidiaries or Affiliates that are not part of the Purchased Assets ("EXCLUDED ASSETS"). Seller does not possess any designs, correspondence, drawings or notes related to the development of the products incorporated into all patents constituting Purchased Assets and has made a diligent effort to locate any such items.

          4.7 COMPLIANCE WITH OTHER INSTRUMENTS. Seller is not in violation of any term of its Articles or Certificate of Incorporation or By-laws, or of any term or provision of any mortgage, indebtedness, indenture, contract, agreement, instrument, judgment or decree applicable to Seller. The execution, delivery and performance of and compliance with this Agreement (i) have not resulted and will not result in any violation of, or conflict with, or constitute a default under, the Articles or Certificate of Incorporation or By-laws of Seller; (ii) have not resulted, and will not result, in the creation of, any Lien upon any of the properties or assets of Seller; (iii) have not resulted and will not result in the loss of any license, permit, certificate, legal privilege or legal right enjoyed or possessed by Seller; (iv) do not and will not give any party to any agreement to which Seller is a party a right of termination; and (v) do not and will not require the consent of any other person or entity under any agreement, indenture, mortgage, lease or other instrument or undertaking by which Seller is bound or to which any of its properties are subject.

          4.8 COMPLIANCE WITH LAWS. Seller and the Purchased Assets have complied, and are currently in compliance, with all laws, rules, regulations, and orders applicable to the operation of the Business or any other business conducted by Seller.

          4.9 INTELLECTUAL PROPERTY.


          (a) SCHEDULE 4.9 and/or SCHEDULE 2.1(B) sets forth all material Intellectual Property used or useful primarily in connection with the Purchased Assets, and the tangible media in which such items are embodied, including without limitation, all patents, registered copyrights, registered trademarks and tradenames, and all applications for the foregoing, (collectively, the "PROPRIETARY RIGHTS"). There are no material claims or demands, and, to the knowledge of Seller, no reasonable basis for any such claim or demand, of any Person that any of the Proprietary Rights used by Seller directly or immediately in connection with the Purchased Assets or the Business related thereto, infringes or conflicts in any way with any copyright, patent, trademark, service mark, trade name, trade secret, license, application or other right of any other Person, or makes unauthorized use of any patent, copyright, trademark, trade secret process, formula, method, information, know-how or any other proprietary information, including, without limitation, any software or software documentation, of any other Person. Seller owns or has the right to use under valid, perpetual fully paid licenses, all Proprietary Rights necessary to conduct the Business as presently and currently proposed to be conducted. The Seller, directly or indirectly through a wholly-owned subsidiary, owns all right, title and interest in and to the Proprietary Rights, other than the computer software listed on SCHEDULE 4.9 which is not expressly denominated "OWNED SOFTWARE," as to which Seller has a valid, assignable license. All of Seller's interests in the Proprietary Rights are free and clear of all Security Interests and other claims. None of the Proprietary Rights are currently being challenged or, to the knowledge of Seller, infringed in any way by others, and none of the Proprietary Rights are involved in any pending legal or administrative proceedings before any court or governmental agency. Except for non-assignable licenses to customers, and reseller licenses granted in the ordinary course of business, no current licenses for the use of any such rights have been granted by Seller to any third parties, and none of the Proprietary Rights are being used by any other Person.

          (b) No employees or independent contractors of Seller have any developer's, inventor's or other claims or rights to any of the Proprietary Rights. Without limiting the generality of the foregoing, except as set forth in SCHEDULE 4.9, Seller has received an assignment and waiver of all rights to all Proprietary Rights developed for Seller by any consultant or technology development partner engaged by Seller. To the knowledge of Seller and the Stockholders no employee of the Business is a party to or otherwise bound by any agreement with or obligated to any other person (including, any former employer) which in any respect conflicts with any obligation, commitment or job responsibility of such employee to the Business under any agreement to which currently he or she is a party or otherwise, nor does any employee of the Business have any right to Lien on the Proprietary Rights, except as set forth on SCHEDULE 4.9 (setting forth, with respect to each such claimant, the amount owing to such Person and, if disputed, the portion in dispute).

          (c) Except as set forth on SCHEDULE 4.9, Seller is not and will not be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Proprietary Rights or any license, sublicense or other agreement pursuant to which Seller is authorized to use any third party patents, trademarks or copyrights, including software, which are used in the manufacture of, incorporated in, or form a part of any product, service or solution of the Business.

          (d) All patents, trademarks, service marks, copyrights, trade secrets and other Proprietary Rights held by Seller which Seller considers to be material to the Purchased Assets are valid and enforceable. Seller (i) is not a party to any suit, action or proceeding which involves a claim of infringement of any patent, trademark, service mark or copyright or the violation of any trade secret or other proprietary right of any third party; and (ii) does not have any knowledge that the marketing, licensing, sale, offer for sale, or use of any of its services or products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party.

          4.10 LITIGATION, ETC. There are no material actions, suits, proceedings or investigations ("CLAIMS") pending or, to the knowledge of Seller, threatened against any of the Purchased Assets, before any court, arbitration panel or governmental agency (nor, to Seller's knowledge, is there any reasonable basis therefor), nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Seller, except as described on
SCHEDULE 4.10. SCHEDULE 4.10 also contains a true and complete list of every Claim for the last (5) five years in which Seller was a party.

          4.11 RELATED PARTY TRANSACTIONS. Except as disclosed on SCHEDULE 4.11, neither Seller nor any Stockholder, officer, director, employee of Seller or any member of their immediate families, is, directly or indirectly, interested in any Assigned Contract.

          4.12 BROKERS OR FINDERS. Seller has not dealt with any broker or finder, and has not incurred, and will not incur, directly or indirectly, as a result of any action taken by Seller, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated by this Agreement.

          4.13 OFFICERS AND EMPLOYEES. SCHEDULE 4.13 sets forth the names of each officer and employee of Seller that has entered into written employment agreement and noncompetition agreement with Seller, copies of which are attached to SCHEDULE 4.13. Except as set forth in such agreements, none of the Designated Employees on SCHEDULE 4.13 are bound by any noncompete or other restrictive agreement (including, without limitation, in favor of Seller) that would prevent such employee from working with SAI or its Affiliates following the Closing.

          4.14 PROXY STATEMENT. The information supplied by Seller for inclusion in the SAI Proxy Statement shall not, on the date the SAI Proxy Statement is first mailed to the stockholders of SAI at the time of the Stockholders' Meeting and at the Closing Date, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the SAI Proxy Statement not false or misleading. If at any time prior to the Closing Date any event relating to Seller, its subsidiaries or any of their respective affiliates, officers or directors should be discovered by Seller which should be set forth in a supplement to the SAI Proxy Statement, Seller shall promptly inform SAI.

          4.15 DISCLOSURE. The representations and warranties made by Seller herein, and all statements made in any exhibit, schedule or certificate or other document or instrument furnished pursuant to this Agreement, do not contain, and as of the Closing will not contain, any untrue statement of a material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

          4.16 SECURITIES LAW COMPLIANCE.

          (a) Seller understands and agrees that: (i) the SAI Common to be issued pursuant to the Asset Sale has not been, and as of the Closing will not be, registered under the Securities Act or under any state securities laws; (ii) the SAI Common is being offered and issued in reliance upon Federal and state exemptions for transactions not involving any public offering; (iii) a "stop transfer" order will be placed against the certificates representing shares of SAI Common issued pursuant to the Asset Sale until the date that such SAI Common is registered under the Securities Act or until SAI has received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law; provided that Seller may transfer the SAI Common to SecurityVillage Technologies and any Named Creditor if either (A) such transfer meets all of the conditions under which a transfer is exempt from registration or qualification under applicable law set forth in an opinion that has been delivered to SAI prior to such transfer, or (B) Seller complies with all requirements under Federal and local securities laws, including a prohibition on general solicitation, SecurityVillage Technologies or such Named Creditor, as applicable, executes and delivers an Investor Letter to SAI in connection with such transfer and, if required by SAI's transfer agent, accompanied by a legal opinion that such transfer is exempt from registration; and (iv) until removed in accordance with
     Section 6.12, the certificates representing the shares of SAI Common issued in the Asset Sale will bear the legend set forth below:

                    The shares evidenced by this certificate have not been registered under the Securities Act of 1933, as amended (the "ACT"), or any applicable state securities laws, in reliance on exemptions under the Act and applicable state securities laws. No transfer or sale of these shares or any interest therein may be made without such registration and qualification unless the issuer has either (i) received an opinion of counsel satisfactory to it that a proposed transfer or sale does not require registration or qualification under applicable law or (ii) has otherwise satisfied the terms of that certain Asset Purchase Agreement dated as of June __, 2001 by and among the issuer and certain other parties regarding such transfer..

          (b) Seller further represents that: (i) Seller is acquiring the SAI Common to be acquired by Seller pursuant to this Agreement solely for Seller's own account for investment purposes and not with a view to the distribution thereof within the meaning of the Securities Act; (ii) Seller is a sophisticated investor with knowledge and experience in business and financial matters; (iii) Seller has had access to all SAI SEC Reports filed by SAI during the current year and the year preceding the current year, and has had the opportunity to obtain additional information and ask questions and receive answers as desired in order to evaluate the merits and risks inherent in holding the SAI Common; (iv) Seller has not been offered the SAI Common by any form of general advertising or general solicitation; and
     (v) Seller is able to bear the economic risk and lack of liquidity inherent in holding the SAI Common.



                                   ARTICLE 5

                        REPRESENTATIONS, WARRANTIES, AND
                         ACKNOWLEDGEMENTS OF SVA AND SAI


          SVA and SAI represent, warrant and acknowledge to Seller that the following representations and warranties are true and correct as of the date here of and shall be true and correct as of the Closing Date, unless such representations and warranties speak as of a different date:

          5.1 INCORPORATION. Each of SVA and SAI is a validly existing corporation in good standing under the laws of the State of Delaware. Each of SVA and SAI has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its businesses as presently conducted and as proposed to be conducted.

          5.2 POWER AND AUTHORITY. Each of SVA and SAI has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Asset Sale and to carry out and perform its obligations under the terms of this Agreement.

          5.3 AUTHORIZATION. Except for the Stockholder Approval, all action on the part of each of SVA and SAI necessary for the authorization, execution, delivery and performance of this Agreement and the performance of all of the obligations of SVA and SAI hereunder have been taken or will be taken prior to the Closing. This Agreement has been duly executed and delivered by each of SVA and SAI and constitutes its valid and binding obligations, enforceable against it in accordance with its terms. Except as contemplated by this Agreement, no filing or registration with any court or governmental or regulatory agency or board is required to be made on behalf of either SVA or SAI in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

          5.4 SAI SECURITIES. SAI has taken, or prior to the Closing will take, all corporate actions necessary to authorize and approve the issuance of the SAI Common to be issued in connection with the Asset Sale, and as of the Closing Date the SAI Common will, when issued in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable. Except as contemplated in the Investment Agreement, there are no statutory or contractual shareholders' preemptive rights or rights of refusal with respect to the issuance of the SAI Common upon consummation of the Asset Sale.

          5.5 COMMISSION FILINGS. SAI has filed all reports and documents required to be filed by SAI with the SEC under the Securities Exchange Act, and the Securities Act during the one year period ending on the date hereof (collectively, the "SAI SEC REPORTS"). The SAI SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Exchange Act, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SAI SEC Reports or necessary in order to make the statements in such SAI SEC Reports, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of SAI included in the SAI SEC Reports (the "SAI FINANCIAL STATEMENTS") complied when filed as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and were, when filed, in accordance with the books and records of SAI, complete and accurate in all material respects, and presented fairly the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of SAI and its subsidiaries as of the dates and for the periods indicated, in accordance with generally accepted accounting principles, consistently applied, subject in the case of interim financial statements to normal year-end adjustments and the absence of certain footnote information.

          5.6 DISCLOSURE. The representations and warranties made by each of SVA and SAI herein, and all statements made in any exhibit, schedule or certificate furnished by either SVA or SAI pursuant to this Agreement, do not contain, and at the Closing Date will not contain, any untrue statement of a material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE 6

                               COVENANTS OF SELLER

          6.1 MAINTENANCE OF BUSINESS. From the date hereof until the Closing, Seller will conduct its Business solely in the usual ordinary course of business, and shall carry on and preserve the Purchased Assets and the Business, goodwill and the relationships of Seller and the Business and any other business conducted by Seller with suppliers, customers, employees, agents and others in substantially the same manner as they have been prior to the date hereof. Seller will provide SVA with notice prior to making any changes to employee compensation or benefits.

          6.2 CERTAIN PROHIBITED CHANGES. From the date hereof until the Closing, except as expressly permitted or contemplated hereby, Seller shall not, with respect to the Purchased Assets without SVA's prior express written consent:

          (a) incur any additional indebtedness for money borrowed, or guarantee any indebtedness or obligation of any other party other than the incurrence of working capital indebtedness in the ordinary course of business;

          (b) enter into, amend or terminate any agreement or arrangement, other than in the ordinary course of business, and Seller shall notify SVA prior to entering into, amending or terminating any material agreement or arrangement even in the ordinary course of business;

          (c) acquire or dispose of any properties or assets used in its Business except in the ordinary course of business; or

          (d) create or suffer to be imposed any Lien or other charge on or against its business, properties or assets that may impair or encumber the Purchased Assets.

          6.3 NECESSARY CONSENTS. Prior to the Closing, Seller will use its best efforts to obtain written consents and take such other actions as may be necessary or appropriate to allow the consummation of the transactions contemplated hereby and to allow the continuation of the Business and operations of Seller as conducted by SVA after the Closing, including but not limited to, any consents required with respect to any Assigned Contracts.

          6.4 ACCESS TO INFORMATION. From the date hereof until the Closing, Seller shall give SVA and SAI and their accountants, legal counsel and other representatives reasonable access, during normal business hours, to all of the properties, books, contracts, commitments and records relating to the Business, Purchased Assets and Assumed Obligations of Seller, and will furnish SVA and SAI, their accountants, legal counsel and other representatives during such period all such information concerning its affairs as SVA and SAI may reasonably request; provided, that any furnishing of such information or any investigation by SVA and SAI shall not affect SVA's and SAI's right to rely on the representations, warranties and covenants made by Seller in this Agreement.

          6.5 CERTAIN DEFAULTS; LITIGATION. Seller will give prompt notice to SVA of:

          (a) any default by Seller or any other party, subsequent to the date of this Agreement and prior to the Closing under any instrument or agreement to which Seller is a party or by which it is bound, which default could, if not remedied, result in any material adverse effect on the Purchased Assets which would render incorrect any representation or warranty made herein, and

          (b) any suit, action, proceeding or investigation instituted or threatened against the Purchased Assets subsequent to the date of this Agreement and prior to the Closing.

          6.6 ASSISTANCE IN TRANSITION. From the date hereof until the Closing, Seller shall provide SVA all reasonable assistance in connection with the transition of ownership and management of the Purchased Assets.

          6.7 EXCLUSIVITY. Seller shall not, directly or indirectly, (a) encourage, solicit, initiate, engage or participate in discussions or negotiations with any person or entity (other than SVA and SAI), or enter into any agreement or understanding, concerning any merger, consolidation, sale or material assets, tender offer, recapitalization, accumulation of shares, proxy solicitation or other business combination involving the Seller or (b) provide any non-public information concerning the business, properties or assets of the Seller to any person or entity (other than SVA and SAI). The Seller shall immediately notify SVA of, and shall disclose to SVA all details of, any inquiries, discussions or negotiations of the nature described in the first sentence of this Section 6.7.

          6.8 NONCOMPETITION AND NONSOLICITATION. Seller acknowledges that but for its agreement to be bound by the terms of this Section 6.8, SAI and SVA would not consummate the transactions contemplated by this Agreement. Therefore,
(i) Seller and each of the other Persons listed on SCHEDULE 6.8(a) shall enter into a noncompetition and confidentiality agreement in the form attached hereto as EXHIBIT A attached hereto (the "NONCOMPETE AGREEMENTS") and (ii) each of the Persons listed on SCHEDULE 6.8(B) shall enter into a confidentiality agreement in the form attached hereto as EXHIBIT B attached hereto (the "CONFIDENTIALITY AGREEMENTS").

          6.9 NAME CHANGE. Seller and SecurityVillage Technologies shall take all necessary corporate action to change their respective corporate names within five (5) business days after the Closing Date, to a name dissimilar to its present name, and not containing in a single name both of the words "Security" and "Village", and Seller will deliver to SVA within such time period, in a form reasonably satisfactory to the Buyer and suitable for filing with the appropriate governmental agencies, executed documents necessary to effect such changes.

          6.10 ALTERNATIVE STRUCTURE. SVA, SAI and Seller agree to cooperate in good faith to explore and develop an alternative structure with respect to the transactions contemplated hereby that would be designed for the combined business of SAI and Seller to realize certain tax advantages associated with offshore corporate domicile. Such alternative transaction would involve the merger of SAI (or SVA or another wholly owned subsidiary of SAI) with and into a newly created, wholly owned subsidiary of Seller, incorporated in a mutually agreed domestic or offshore jurisdiction, and into which Seller shall have contributed the Purchased Assets (the "ALTERNATIVE STRUCTURE"). In the event that the Parties do mutually agree, on or prior to the Proxy Deadline, on an Alternative Structure that will achieve the intended post-closing tax benefits and that may be consummated without any material adverse tax, stock exchange listing or other legal or regulatory restrictions on consequences to any party or its stockholders (a "QUALIFYING ALTERNATIVE TRANSACTION"), then the parties will amend or terminate this Agreement and execute all new or restated agreements, documents and instruments reasonably necessary to consummate the Qualifying Alternative Transaction. If the Parties are unable to mutually agree in good faith on a Qualifying Alternative Transaction on or prior to the Proxy Deadline, then the Asset Sale shall be consummated pursuant to this Agreement, subject to Article 8.

          6.11 UPDATE DISCLOSURE; BREACHES. From and after the date of this Agreement until the Closing, Seller shall promptly notify SVA, by written update to the attachments hereto, of (i) the occurrence or non-occurrence of any event which would be likely to cause any condition to its obligations to effect the Asset Sale and the other transactions contemplated by this Agreement not to be satisfied, (ii) any fact, condition or occurrence which will result in any of the representations or warranties of Seller not being true and correct as of the Closing Date, or (iii) the failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Seller pursuant to this Agreement which would be likely to result in any condition to the obligations of any Party to effect the Asset Sale and the other transactions contemplated by this Agreement not to be satisfied. The delivery of any notice pursuant to this Section 6.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to SVA and SAI if SVA or SAI, within ten (10) days after receipt of such notice, advises the Seller of its objection to the matter disclosed in such notice.

          6.12. POST-CLOSING TRANSFERS.

          (a) Seller hereby acknowledges and agrees that the SAI Common issued pursuant to this Agreement may be transferred only pursuant to (i) a registered offering under the Securities Act (in which case all transfers shall be made in accordance with all applicable provisions of the Registration Agreement), (ii) Rule 144 or Regulation S promulgated pursuant to the Securities Act (or any similar rule or rules then in force) if available, or (iii) subject to the conditions specified below, any other legally available means of transfer.

          (b) In connection with the transfer of any SAI Common issued pursuant to this Agreement (other than a transfer pursuant to a registered public offering), the holder thereof shall deliver written notice to SAI describing in reasonable detail the transfer or proposed transfer, together with an opinion of securities counsel (with such opinion and such counsel being satisfactory to SAI) to the effect that such transfer of SAI Common may be effected without registration of such SAI Common under the Securities Act or any applicable state securities law; provided that an opinion shall not be required if Seller transfers the SAI Common to SecurityVillage Technologies or any Named Creditor and either (i) such transfer meets all of the conditions under which a transfer is exempt from registration or qualification under applicable law set forth in an opinion that has been delivered to SAI prior to such transfer, which opinion shall be identified in the written notice or (ii) SecurityVillage Technologies or such Named Creditor, as applicable, executes and delivers an Investor Letter to SAI in connection with such transfer and, if required by SAI's transfer agent, accompanied by a legal opinion that such transfer is exempt from registration. In addition, if the holder of SAI Common delivers to SAI such an opinion that concludes that no subsequent transfer of such SAI Common will require registration under the Securities Act or any applicable state securities law, SAI shall promptly upon such contemplated transfer deliver new certificates for such SAI Common which do not bear the restrictive legend set forth in
Section 4.16. If SAI is not required to deliver new certificates for such SAI Common not bearing such legends, the holder thereof shall not transfer the same until the prospective transferee has confirmed to SAI in writing its agreement to be bound by the conditions contained in this section.

          6.13 ISRAELI PATENTS.

          (a) Each of Seller, its Affiliates and related companies, shall use its best efforts, in good faith, to obtain promptly following the Closing the consent of the Israeli Office of the Chief Scientist (the "ISRAELI PATENTS CONSENT") to the transfer hereunder of those patents described on Schedule 2.1(b) and held by Seller, its Affiliates or its related companies, and any economic rights as may accrue therefrom, as to which such consent is required by the Israeli Office of the Chief Scientist and under applicable Israeli law and regulations (the "ISRAELI PATENTS"). These efforts shall include, but not be limited to, Moshe Cohen personally meeting with the Chief Scientist to explain to the Chief Scientist the importance of the transfer of the Israeli Patents and requesting the assistance of the Chief Scientist wherever possible in obtaining the Israeli Patents Consent. The transfer of ownership of the Israeli Patents shall only occur subsequent to, and is contingent upon, the receipt of the Israeli Patents Consent. Any provision of this Agreement to the contrary notwithstanding, no person or entity shall have any liability, other than the obligations assumed pursuant to Section 6.13(c), to any other party (including, without limitation, for the return of any consideration) in the event that the Israeli Patents cannot be transferred to SAI or SVA solely as a result of the failure to obtain the Israeli Patents Consent where the Seller, its Affiliates and related companies, have used their best efforts, in good faith, to obtain such consent.

          (b) Upon (i) the receipt of the Israeli Patents Consent, or (ii) upon the Closing with respect to any patent described on Schedule 2.1(b) as to which the Israeli Patents Consent is not required by Israeli law and regulations, including but not limited to the "Video Monitoring Internet Patent" as more fully described on Schedule 2.1(b), Seller shall promptly cause any Affiliates or related companies of Seller to assign and transfer to Seller such Israeli Patents, and then Seller shall promptly transfer such Israeli Patents to SAI or SVA, at SAI's sole discretion, pursuant to the terms of this Agreement.

          (c) With respect to each Israeli Patent, from the date hereof and until the later of such time as Seller and SVA shall (i) either (A) receive or
(B) be refused the Israeli Patents Consent; (ii) if so refused, elect to discontinue efforts to obtain the Israeli Patents Consent with respect to such Israeli Patent; and (iii) sixty (60) calendar days after such time as SAI or SVA shall receive notice that the granting of the Israeli Patents Consent, or the continued consideration by the Israeli Office of the Chief Scientist thereof, shall be contingent upon any liability, obligation or payment to the Israeli Office of the Chief Scientist by any Person, Seller hereby agrees (on behalf of itself and its Affiliates and related companies) to (X) not license, sell, hypothecate, assign, encumber or otherwise transfer the Israeli Patents or any rights therein to any Person other than SAI or SVA; and (Y) not to grant a lien on or security interest in, or otherwise encumber the Israeli Patents or any rights therein. Notwithstanding anything to the contrary, regardless of whether the Israeli Patents Consent is granted, Seller, its Affiliates and related companies, (i) shall grant to SAI or SVA, at SAI's sole discretion, an irrevocable, perpetual, non-exclusive and royalty-free license to use the Israeli Patents, and if consent of the Israeli Office of the Chief Scientist is required for such grant, Seller, its Affiliates and related companies, shall use their best efforts to obtain promptly such consent, and (ii) shall not, directly or indirectly, grant any rights or confer or allow any rights to be conferred upon the competitors of SAI or SVA related to the provision of security and related services, and services directly or indirectly related thereto.

                                   ARTICLE 7

                            COVENANTS OF SVA AND SAI

          7.1 NECESSARY CONSENTS. Prior to the Closing, each of SVA and SAI will use its best efforts to obtain such consents and take such other actions as may be necessary or appropriate to allow the consummation of the Asset Sale and the other transactions contemplated hereby, including the approval of its stockholders.

          7.2 ALTERNATIVE TRANSACTION. Each of SVA and SAI shall cooperate with respect to a Qualifying Alternative Transaction pursuant to Section 6.10.

          7.3 CONFIDENTIALITY. Each of SVA and SAI agrees to abide by the confidentiality provisions of the Investment Agreement; provided, however, that SAI, as a reporting company under the Securities Exchange Act and as an issuer of securities under the Securities Act, may make all disclosures concerning this Agreement and Seller as are required by Federal and state securities laws, as determined by SAI.

                                   ARTICLE 8

                                     CLOSING

          8.1 TIME AND PLACE. The Closing shall occur at the offices of Sachnoff & Weaver, Ltd., 30 South Wacker Drive, 29th Floor, Chicago, Illinois 60606, at 10:00 a.m. simultaneously with the closing of the Investment Agreement on the date following the receipt by SAI of approval from the American Stock Exchange of the Additional Listing Application with respect to the SAI Common to be issued hereunder and under the Investment Agreement, or at any other time or place to which the Parties shall mutually agree. All actions to be taken, and all documents and instruments to be delivered, at the Closing shall be deemed to have been taken or delivered, as the case, may be, simultaneously.

          8.2 DELIVERIES OF SELLER. At the Closing, Seller will execute and deliver or cause to be executed and delivered, simultaneously with the execution and delivery of the items referred to in Section 6.3 below, the following:

          (a) BILL OF SALE. A Bill of Sale, an Assignment and Assumption Agreement and other instruments of assignment and conveyance with respect to the Purchased Assets (except with respect to the Israeli Patents, as to which Section 6.13 shall apply), duly executed on behalf of Seller and in form and substance acceptable to SVA.

          (b) CORPORATE DOCUMENTS. The Certificate of Incorporation of Seller, certified by the Secretary of State of the state of Delaware as of a date not more than ten days prior to the Closing Date, and the By-laws of Seller, certified by the Secretary of Seller as in effect at the Closing.

          (c) CERTIFICATE OF GOOD STANDING. A Long-form Certificate of Good Standing, dated not more than ten days prior to the Closing Date, with respect to Seller, issued by the Secretary of State of the state of Delaware and by the Secretary of State of each foreign jurisdiction in which Seller is qualified to do business.

          (d) OFFICER'S AND OTHER CERTIFICATES. The Seller shall have delivered to SVA the following:

               (a) certificates of Seller's Secretary, dated as of the Closing Date, certifying that: (x) that attached thereto are true, accurate and complete copies of the Certificate of Incorporation and By-laws of Seller, and all amendments thereto, and copies of the resolutions, in form and substance reasonably acceptable to SVA, adopted by the Board of Directors and Stockholders approving the Asset Sale and other transactions contemplated by this Agreement; and that (y) there have been no amendments or modifications to the attached Certificate of Incorporation since the date of such certificate and that the attached resolutions are in full force and effect on the date of such certificate and have not been superceded or modified in any manner whatsoever; and

               (b) incumbency certificates, in form and content, dated as of the Closing Date, satisfactory in form and content to SVA and its counsel.

          (e) EVIDENCE OF RELEASE OF LIENS. Evidence, in form and substance satisfactory to SVA, that all Liens on the Purchased Assets have been fully released prior to the Closing, or will be released concurrently with the Closing;

          (f) OTHER AGREEMENTS. The Distribution Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Indemnification and Release Agreements, the Confidentiality Agreements and Noncompete Agreements, in each case, executed by Seller and the other officers, directors and/or Affiliates of Seller as contemplated by this Agreement.

          8.3 DELIVERIES OF SVA AND SAI. At the Closing, each of SVA and SAI will execute and deliver or cause to be executed and delivered, simultaneously with the delivery of the items referred to in Section 6.2 above, the following:

          (a) DELIVERY OF SAI COMMON. SAI shall deliver a certificate or certificates to Seller or the SecurityVillage Designees representing 200,000 shares of SAI Common to which Seller or the SecurityVillage Designees are entitled in connection with the Asset Sale for delivery pursuant to Article 2.

          (b) RESOLUTIONS. A copy of the resolutions, in form and substance reasonably satisfactory to Seller, of the Board of Directors of SAI, certified by SAI's Secretary as having been duly and validly adopted and being in full force and effect, authorizing execution and delivery of this Agreement, the consummation of the Asset Sale and the performance of the transactions contemplated hereby by SAI, subject to the approval of the stockholders of SAI; and a copy of the resolutions, in form and substance reasonably satisfactory to Seller, of the Board of Directors and sole stockholder of SVA, certified by SVA's Secretary as having been duly and validly adopted and being in full force and effect, authorizing execution and delivery of this Agreement, the consummation of the Asset Sale and the performance of the transactions contemplated hereby by SVA.

          (c) CORPORATE DOCUMENTS. The Certificate of Incorporation of each of SVA and SAI, certified by the Secretary of State of the state of Delaware as of a date not more than ten days prior to the Closing Date, and the By-laws of each of SVA and SAI, certified by the secretary of SVA and SAI, respectively, as in effect at the Closing.

          (d) CERTIFICATE OF GOOD STANDING. Certificates of Good Standing, dated not more than ten days prior to the Closing Date, with respect to each of SVA and SAI, issued by the Secretary of State of the state of Delaware.

          (e) OFFICER'S AND OTHER CERTIFICATES. Each of SVA and SAI shall have delivered to Seller the following:

               (a) certificates of each of SVA's and SAI's Secretary, dated as of the Closing Date, certifying that: (x) that attached thereto are true, accurate and complete copies of the Certificate of Incorporation and By-laws of SVA and SAI, respectively, and all amendments thereto, and copies of the resolutions adopted by the Board of Directors of SVA and SAI, respectively, approving the Asset Sale and other transactions contemplated by this Agreement; and that (y) there have been no amendments or modifications to the attached Certificate of Incorporation since the date of such certificate and that the attached resolutions are in full force and effect on the date of such certificate and have not been superceded or modified in any manner whatsoever; and

               (b) incumbency certificates, in form and content, dated as of the Closing Date, satisfactory in form and content to Seller and its counsel.

          (f) OTHER AGREEMENTS. The Distribution Agreement, the Registration Rights Agreement and the Stockholders Agreement.

          8.4 ADDITIONAL CONDITIONS TO CLOSING.

          (a) The Closing shall be subject to SVA being satisfied, in its sole discretion, as to (i) SVA's right and ability to use the WWW.SECURITYVILLAGE.COM and related websites after the Closing and (ii) no liabilities or obligations, other than the Assumed Obligations, shall arise as a result of the use thereof.

          (b) The Closing shall be subject to SVA entering into employment arrangements with at least two (2) of the three (3) Designated Employees. SVA agrees to negotiate in good faith with the Designated Employees to enter into such employment arrangements.

               6.13.1 The Closing shall be subject to each of the Designated Employees, who enter into employment arrangements with SVA, having executed and delivered Indemnification and Release Agreements, each in form and substance satisfactory to Seller. Seller agrees to negotiate in good faith with the Designated Employees to obtain such Indemnification and Release Agreements.

               6.13.2 The Closing shall be subject to the receipt by SAI of approval from the American Stock Exchange of the Additional Listing Application with respect to the SAI Common to be issued hereunder.

                                   ARTICLE 9

                              INTENIONALLY OMITTED

                                   ARTICLE 10

                                  TERMINATION

          10.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing, by written notice by the terminating party to the other parties, whether before or after approval of this Agreement by SAI's stockholders, as follows:

          (a) by mutual written consent of SVA, SAI and Seller; or

          (b) by SVA, SAI or Seller if a court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Asset Sale, and all appeals with respect to such order or action have been exhausted or the time for appeal of such order, decree, ruling or action shall have expired (provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party which has not complied with its obligations under Section 6.3).

          10.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to Section 10.1, there shall be no Liability or obligation on the part of SVA, SAI, Seller, or their respective officers, directors, stockholders or affiliates, except as provided in Article 9, and further except for the liability of any party then in breach of any of its representations, warranties, covenants or agreements in this Agreement.

                                   ARTICLE 11

                                  MISCELLANEOUS

          11.1 SURVIVAL. The covenants of the parties contained in this Agreement and their respective obligations to be performed under the terms hereof at, prior to or after the Closing hereunder, shall not expire with, or be terminated or extinguished by, such Closing, but shall survive the Closing and any investigation made at any time by or on behalf of a party. Absent fraud or intentional misconduct, the representations and warranties set forth in this Agreement shall expire at Closing, shall be non-recourse and shall not form the basis of any action for breach following Closing against Seller and its directors, officers, stockholders, affiliates and agents.

          11.2 FURTHER ASSURANCES. At the request of a party to this Agreement, and without further consideration, the other party agrees to execute such documents and instruments and to do such further acts as may be necessary or desirable to effectuate the transactions contemplated hereby.

          11.3 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF ILLINOIS WITHOUT GIVING ANY EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS. SELLER AGREES THAT IT WILL NOT ASSERT ANY CLAIM AGAINST ANY OFFICER, SIGNIFICANT STOCKHOLDERS, DIRECTOR, EMPLOYEE OR AGENT OF SVA OR SAI OR ANY OF THEIR AFFILIATES, PURSUANT TO ANY CLAIM THEY MAY HAVE UNDER THIS AGREEMENT BY REASON OF ANY FAILURE OR ALLEGED FAILURE BY SVA OR SAI TO MEET ITS OBLIGATIONS HEREUNDER. THE PARTIES HERETO AGREE AND INTEND THAT THE PROPER AND EXCLUSIVE FORUM FOR THE LITIGATION OF ANY DISPUTES OR CONTROVERSIES ARISING OUT OF, OR RELATED TO, THIS AGREEMENT SHALL BE THE FEDERAL COURTS LOCATED IN THE COUNTY OF COOK, ILLINOIS. EACH PARTY AGREES THAT HE OR IT WILL NOT COMMENCE OR MOVE TO TRANSFER ANY ACTION OR PROCEEDING, ARISING OUT OF OR RELATING TO THIS AGREEMENT, IN OR TO ANY COURT OTHER THAN A FEDERAL COURT LOCATED IN THE COUNTY OF COOK IN THE STATE OF ILLINOIS. EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFORESAID COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SELLER AT THE ADDRESSES PROVIDED HEREIN, SUCH SERVICE TO BECOME EFFECTIVE THIRTY (30) DAYS AFTER SUCH MAILING. NOTHING CONTAINED IN THIS SECTION SHALL AFFECT THE RIGHT OF SVA OR SAI TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. IN THE EVENT THAT ANY PARTY SHOULD COMMENCE OR MAINTAIN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT IN A FORUM OTHER THAN THE FEDERAL COURTS LOCATED IN THE STATE OF ILLINOIS, COUNTY OF COOK, THE OTHER PARTY SHALL BE ENTITLED TO MOVE FOR THE DISMISSAL OF SUCH ACTION, AND THE NON-MOVING PARTY STIPULATES THAT SUCH ACTION SHALL BE DISMISSED. THE PARTIES AGREE THAT PRIOR TO INSTITUTING ANY SUIT, THEY WILL GIVE WRITTEN NOTICE OF THEIR INTENT TO DO SO AND MAKE A REASONABLE ATTEMPT TO RESOLVE ANY DISPUTE BY NEGOTIATING WITH EACH OTHER IN GOOD FAITH.

          11.4 SUCCESSORS AND ASSIGNS. This Agreement shall be binding on, and inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors, and assigns; provided that neither party may assign this Agreement without the prior consent of the other party; and provided further that Seller may assign the shares of SAI Common to its stockholders and the other investors who agree to be bound by the terms of this Agreement.

          11.5 EACH PARTY TO BEAR OWN COSTS. Seller, SVA and SAI shall each bear its own legal and other expenses incurred on its behalf with respect to the preparation of this Agreement, any related documents and the transactions contemplated hereby.

          11.6 ENTIRE AGREEMENT; AMENDMENT. This Agreement, its Exhibits and Schedules and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties, and supercedes all prior oral, written and electronic communications, agreements and understandings, with regard to the subject matter hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Accordingly, this Agreement supercedes, among other things, the provisions of the Investment Agreement relating to the consummation of the acquisition of Seller by SAI which are covered by the terms of this Agreement and that certain letter agreement, dated April 21, 2000, among Seller, SAI, KC Acquisition Corp., and the other parties thereto, as amended (which letter agreement is hereby terminated and shall be of no further force and effect), and all prior written, oral and electronic communications, understandings and agreements with respect thereto. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

          11.7 NOTICES. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger or by facsimile. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid,
(ii) one business day after receipt is electronically confirmed, if sent by fax (provided that a hard copy shall be promptly sent by first class mail), or (iii) one (1) business day following deposit with a recognized national overnight courier service for next day delivery, charges prepaid, and, in each case, addressed to the intended recipient as set forth below:

         To SVA at:              S Village Acquisition Corp.
                                 c/o Security Associates International, Inc.
                                 2101 South Arlington Heights Road
                                 Arlington Heights, Illinois 60005-4142
                                 ATTN:  PRESIDENT

         To SAI at:              Security Associates International, Inc.
                                 2101 South Arlington Heights Road
                                 Arlington Heights, Illinois 60005-4142
                                 ATTN:  PRESIDENT

         To Seller at:           SecurityVillage.com, Inc.
                                 85 Medinat Ha'yehudim
                                 P.O. Box 4036
                                 Herzliya Pituach 46140 ISRAEL
                                 Attn: Moshe Cohen

          Any party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is delivered to the individual for whom it is intended. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

          11.8 DELAYS OR OMISSIONS. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement, upon any breach or default by the other party under this Agreement, shall impair any such party, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

          11.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

          11.10 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

          11.11 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in construing or interpreting this Agreement.

          11.12 INCORPORATION BY REFERENCE. The Schedules, Exhibits, certificates and other documents attached hereto or referred to herein are deemed to be a part of this Agreement and are incorporated herein by this reference.

                                      *****

The foregoing Agreement is hereby executed as of the date first above written.

                                          S VILLAGE ACQUISITION CORP.


                                          By:______________________________
                                          Its:_____________________________


                                          SECURITY ASSOCIATES
                                          INTERNATIONAL, INC.


                                          By:______________________________
                                            James S. Brannen, its President



                                          SECURITYVILLAGE.COM, INC.

                                          By:______________________________
                                          Title:___________________________

                                LIST OF SCHEDULES



Schedule 2.1(a)   Purchased Assets

Schedule 2.1(b)   Work Products Related to Purchased Assets

Schedule 2.1(c)   Intellectual Property

Schedule 2.1(d)   Assigned Contracts

Schedule 3.2(a)   Assumed Obligations

Schedule 4.1      Names; Articles of Incorporation; By-Laws

Schedule 4.2      Seller Resolutions

Schedule 4.3      Consents and Approvals

Schedule 4.4      Changes

Schedule 4.6      Title to Assets; Material Assets

Schedule 4.9      Intellectual Property; Computer Software; Proprietary Rights

Schedule 4.10     Litigation

Schedule 4.11     Related Party Transactions

Schedule 4.13     Designated Employees

Schedule 6.8(a)   Noncompete Agreements

Schedule 6.8(b)   Confidentiality Agreements